Exhibit 99.4

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2025

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2025

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1.	Deep Kalra	October 9, 2001	-
2.	Aditya Tim Guleri	April 3, 2007	-
3.	Rajesh Magow	November 6, 2012	-
4.	James Jianzhang Liang	January 27, 2016	July 2, 2025
5.	Paul Laurence Halpin	April 30, 2018	July 2, 2025
6.	Jane Jie Sun	August 30, 2019	-
7.	Cindy Xiaofan Wang	August 30, 2019	May 15, 2024
8.	Xing Xiong	August 30, 2019	-
9.	Xiangrong Li	September 6, 2019	May 15, 2024
10.	Savinilorna Payandi Pillay Ramen	September 15, 2023	May 14, 2025
11.	May Yihong Wu	May 15, 2024	-
12.	Moshe Rafiah	May 15, 2024	July 2, 2025
13.	Hashim Joomye	May 14, 2025	-
14.	Vivek N. Gour	July 2, 2025	-
15.	Savinilorna Payandi Pillay Ramen	July 2, 2025	-
16.	Mohit Kabra	July 2, 2025	-

Corporate Secretary

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Registered office

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Republic of Mauritius

Banker

HSBC Bank Mauritius Ltd

6th Floor HSBC Centre

18, Cybercity

Ebène

Republic of Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in the Republic of Mauritius. The address of the Company’s registered office is C/o IQ EQ Corporate Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. As at March 31, 2025, the Company had three (3) significant subsidiaries as mentioned below:

S. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	Ibibo Group Holdings (Singapore) Pte. Ltd.	November 30, 2012	Singapore
3.	redBus India Private Limited	March 23, 2012	India

MakeMyTrip Limited together with its subsidiaries and associates is collectively referred to as “Group”.

The Board of Directors

The Board is composed of ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the Board’s activities. The Board is currently made up of total ten (10) directors, and amongst them seven (7) are non-executive directors and 4 (four) are independent directors as per the criteria for independent director adopted by the Company under Nasdaq Listing.

Directors

Independent

1. Aditya Tim Guleri

2. May Yihong Wu

3. Vivek N. Gour

4. Hashim Joomye

Non-Executive

1. Aditya Tim Guleri

2. Savinilorna Payandi Pillay Ramen

3. Vivek N. Gour

4. Jane Jie Sun

5. May Yihong Wu

6. Xing Xiong

7. Hashim Joomye

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Executive

1. Deep Kalra

2. Rajesh Magow

3. Mohit Kabra

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

Unless otherwise indicated, the business address of our directors and executive officers is 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India.

1.
Deep Kalra is our founder, group chairman and chief mentor and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as our group executive chairman from February 11, 2020 to March 31, 2022 included executing our business strategy and managing the overall performance and growth of our company. Effective April 1, 2022, Mr. Kalra transitioned to his new role as group chairman and chief mentor and will devote his time to providing mentorship to our leadership team, as well as continuing to pursue strategic initiatives such as product innovation and expansion. Mr. Kalra has over 33 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra is the chair of World Travel and Tourism India Chapter and also the co-chair of National Committee on Tourism and Hospitality at Confederation of Indian Industry. He is a founding member of IndiaTech.Org, an industry body representing the interests of Indian digital companies and is a co-founder of Ashoka University, a liberal arts college in Sonipat, near New Delhi and serves on their board and governing council. Mr. Kalra is a founding member of ‘I am Gurgaon’— an NGO focused on improving the quality of life in Gurugram and also serves on the board of the Gurugram Metropolitan Development Authority. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.
2.
Rajesh Magow is our co-founder and group chief executive officer and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 32 years of experience in the information technology and internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on the Nasdaq Stock Market until it was acquired by the Cendant group in February 2005) from 2001 to June 2006.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

2.
Rajesh Magow (Continued)

Before leaving Tecnovate eSolutions, he was the acting chief executive officer of that company. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He serves as the Chairman of FICCI Tourism Committee. Mr. Magow is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

3.
Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is the Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is primarily information technology software companies. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of Enable, Cimulate, Cicero, Appcues, Astronomer, Balto, Phenom People and Sedai. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India.
4.
Hashim Joomye was appointed to our board of directors on May 14, 2025 as an independent director. He is the Founder and Managing Director of Advisory Capital Ltd, a firm specialised in Investment & Risk Appraisals based in Mauritius. He currently serves on several boards and Investment Committees including pension fund, private equity funds and global business companies. Previously, Hashim has been managing investments for large corporates, pension funds, mutual funds and high net worth individuals for more than a decade. He is a Fellow Member of the Mauritius Institute of Directors and a Member of the American Chamber of Commerce in Mauritius. Hashim received a Masters Degree in Investment Analysis from the University of Stirling in United Kingdom and is a Fellow Chartered Certified Accountant.
5.
Jane Jie Sun was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Sun is the chief executive officer of Trip.com, as well as a member of the board of directors of Trip.com, from November 2016. Prior to that, she was a co-president of Trip.com from March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Prior to joining Trip.com, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. from 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her Bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School.She is a graduate of the Standard Executive Program and an alumni of Stanford University's graduate school of business. She is also a graduate of the Standard Executive Program and an alumni of Standard University’s graduate school of business.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

6.
Mohit Kabra was appointed to our board of directors on July 2, 2025. Mohit Kabra is also our group chief financial officer. Prior to joining us in July 2011, Mr. Kabra served as a Director, Finance at Kohler India where he worked from 2006 to June 2011. He has approximately 31 years of work experience and has held various positions in the India businesses of PepsiCo, Colgate and Seagram. Mr. Kabra has a Bachelor of Commerce degree and is a qualified Chartered Accountant from the Institute of Chartered Accountants of India as well as a qualified Cost Accountant from the Institute of Cost Accountants of India.
7.
Vivek N. Gaur was appointed to our board of directors on July 2, 2025, as an independent director. Mr. Gour is an independent director with over 21 years of experience as a board member of companies in India, USA and the Middle East across diverse industries such as e-commerce, IT enabled services and aviation. He also serves on the boards of IndiaMart Intermesh Ltd, Cyient Ltd & Affle 3i Ltd and previously served on our board of directors from May 2010 to September 2019. Mr. Gour served as chief financial officer of Genpact Limited from January 2005 to February 2010. Currently, he works as a social impact investor in large projects creating employment for rural youth and providing pediatric medical care for the underprivileged. He is a graduate of Harvard Business School’s OPM programme. He has a Master of Business Administration from FMS, University of Delhi and a Bachelor of Commerce degree from University of Mumbai.
8.
May Yihong Wu was appointed to our board of directors on May 15, 2024 as an independent director. She has served as a co-founder and an executive director of Shanghai Sunnyview Eldercare Company Limited since May 2023, an independent non-executive director and chairwoman of the audit committee of Alibaba Health Information Technology Limited (HKEX: 00241) since August 2023 and an independent non-executive director and chairwoman of the audit committee of Swire Properties Limited (HKEX: 01972) since May 2017. Ms. Wu has also served as an independent non-executive director of Noah Holdings Limited (NYSE: NOAH; HKEX: 6686) since November 2010 and as the chairwoman of the compensation committee since May 2015, as well as the chairwoman of the audit committee between November 2010 to May 2015. Ms. Wu held a number of roles at Homeinns Hotel Group, the shares of which were publicly listed (NASDAQ: HMIN) from October 2006 until April 2016, when it merged with Beijing Tourist Hotel (Group) Co Ltd, including as chief financial officer between July 2006 to April 2010, chief strategy officer between May 2010 to June 2019 and board adviser between July 2019 to May 2023. Ms. Wu obtained her MBA degree from the Kellogg School of Management at Northwestern University in Illinois in the United States, her Master’s degree in Economics from Brooklyn College of the City University of New York in the United States.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

9.
Xing Xiong was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Mr. Xiong is currently chief operating officer of Trip.com Group. He joined Trip.com Group as Senior R&D Director in 2013 and became the vice president of Technology. He was appointed as the chief executive officer of the Trip.com Group Air Ticketing in 2014. In 2015, he became the Trip.com Senior Vice President, and in 2016 he was made the Trip.com Group Executive Vice President. Currently, Mr. Xiong is in charge of air ticketing, accommodation, corporate travel, technology, international business, and other areas within the group. Prior to joining Trip.com Group, Mr. Xiong held several management positions in the research and development teams of Microsoft and Expedia. Mr. Xiong has over 21 years of technology and management experience. He holds a Bachelor’s degree in Computer Science from Peking University and a Master’s degree in Computer Science from Northeastern University in Boston, Massachusetts, United States.
10.
Savinilorna Payandi Pillay Ramen was appointed to our board of directors on July 2, 2025. Mrs. Ramen is the Head of Corporates, Private and Institutional Asset Owners and leads the Business Implementation unit at IQ EQ Corporate Services (Mauritius) Limited, or IQ-EQ Mauritius. She has approximately 22 years of work experience in advising clients of IQ-EQ Mauritius in different capacities. Mrs. Ramen is a Chartered Secretary from the Chartered Governance Institute (previously known as The Institute of Chartered Secretaries and Administrators), United Kingdom and holds a Master of Business Administration and a Bachelor of Arts in Psychology from Southeastern Louisiana University, United States. Mrs. Ramen previously served on our board of directors from September 2023 to May 2025. Mrs. Ramen is one of our resident directors in Mauritius.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of two members, May Yihong Wu and Aditya Tim Guleri and one non-voting observer, Jane Jie Sun. The chairperson is May Yihong Wu. Each member of the audit committee satisfies the independence requirements of applicable Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has determined that May Yihong Wu qualifies as an audit committee financial expert within the meaning of the SEC rules, and that each of May Yihong Wu and Aditya Tim Guleri is financially literate. Our audit committee oversees our accounting and financial reporting processes and the audit of the financial statements of our company. Our audit committee is responsible for, among other things:

•
selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•
annually reviewing the independence of our independent auditors;
•
reviewing and approving all related party transactions on an ongoing basis;
•
reviewing and discussing the annual audited financial statements with management and our independent auditors;
•
such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
•
meeting separately and periodically with management and our independent auditors; and
•
reporting regularly to our full board of directors.

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director (representing Trip.com director) serves on the audit committee, the Class B Members (representing Trip.com members) shall have the right to appoint a representative to attend audit committee meetings as an observer.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Audit Committee (Continued)

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. We follow home country practice that permits its audit committee to consist of less than three members, in lieu of complying with Rule 5605(c)(2)(A) of the Nasdaq Rules that requires each company to have an audit committee of at least three members. Our audit committee currently consists of two members and a non-voting observer.

Compensation Committee

The compensation committee consists of three members, Aditya Tim Guleri, May Yihong Wu, and Jane Jie Sun. The chairman is Aditya Tim Guleri. Each member of the compensation committee satisfies the independence requirements of the Nasdaq Rules. Our compensation committee approves the compensation of our employee-directors and executive officers. The compensation committee is responsible for, among other things:

•
reviewing the compensation plans, policies and programs adopted by the management;
•
reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and
•
reviewing and approving or making recommendations to the board regarding any compensation plans, equity-based plans and similar arrangements.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of Global Business License issued by the Financial Services Commission of Mauritius, is not required under Mauritius Companies Act to establish a nominations committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Duties of Directors

Under Mauritius Companies Act, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius Companies Act to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our board of directors include, among others:

•
convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;
•
authorizing dividends and distributions;
•
appointing officers and determining the term of office of officers;
•
exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act; and
•
approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 37 of these consolidated financial statements.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Directors’ liability insurance

We have a liability policy to insure our directors and officers from various liabilities arising out of the general performance of their duties.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our Company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our Global Business License – which is investment activities.

Auditors Report and Accounts

The auditors’ report is set out on pages 15 to 20 and the consolidated statement of profit or loss and other comprehensive income is set out on page 22 of these consolidated financial statements.

Fees for financial statement audit and other services

The fees payable to statutory auditor (KPMG Mauritius) for the financial statement audit for the year amounted to USD 20,000 (2024: USD 20,000). Additionally, a fee of USD 3,250 (2024: USD 3,250) is payable to KPMG Mauritius for the issuance of a regulatory agreed upon procedure report.

Further, the fee for the audit and other services rendered by KPMG Assurance and Consulting Services LLP and its affiliates, including the subsidiaries, are as follows :

1.
Audit fee: USD 661,371 (2024: USD 669,966)
2.
Other services fee: USD 190,768 (2024: USD 181,580)

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2024 and 2025 are as follows:

(in ‘USD 000’)

	For the year ended March 31
Particulars	2024	2025
Total income	783,294	978,653
Total expenses	(718,080)	(858,764)
Finance income	24,365	28,256
Finance costs	3,307	(32,191)
Share of profit (loss) of equity -accounted investees	52	(64)
Income tax benefit (expense)	123,805	(20,616)
Profit for the year	216,743	95,274

Statement of Directors’ responsibilities in respect of the consolidated financial statements

Mauritius Companies Act requires the directors to prepare consolidated financial statements for each financial year, which present fairly the consolidated financial position, consolidated financial performance and the consolidated cash flows of the Company. The directors are also responsible for keeping accounting records which:

•
correctly record and explain the transactions of the Company;
•
disclose with reasonable accuracy at any time the financial position of the Company; and
•
would enable them to ensure that the consolidated financial statements are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in compliance with the requirements of the Mauritius Companies Act.

The directors confirm that they have complied with the above requirements in preparing the consolidated financial statements.

The directors have made an assessment of the Company and its subsidiaries' ability to continue as going concern and have no reason to believe that the businesses will not be going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

MakeMyTrip Limited

CERTIFICATE FROM THE SECRETARY

To the shareholders of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act for the year ended March 31, 2025.

…………………………………………………………

For IQ EQ Corporate Services (Mauritius)

Corporate Secretary

Registered office:

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Date: July 22, 2025

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of MakeMyTrip Limited (the Group), which comprise the consolidated statement of financial position as at 31 March 2025 and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and the notes to the consolidated financial statements, comprising material accounting policies and other explanatory information, as set out on pages 21 to 96.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of MakeMyTrip Limited as at 31 March 2025, and of its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in compliance with the requirements of the Mauritius Companies Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (Continued)

Recoverability of Deferred Tax Assets Refer to the following material accounting policies and notes to the consolidated financial statements: Material accounting policies 2d(i), 2d(ii),3n and note 20
Key audit matter	How the matter was addressed in our audit

The Group has recognised deferred tax assets amounting to USD106,431 thousands as at the reporting date.

The Group recognises deferred tax assets for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilised.

Auditor judgement was required to assess the adjusted margin growth rate and earnings before interest, tax, depreciation and amortisation (EBITDA) margin assumptions used to forecast the future taxable profits due to the inherent uncertainty associated with the future outcome of operations underlying these assumptions. We have identified the evaluation of the recoverability of deferred tax assets as a key audit matter.

The following are the primary procedures we performed to address this key audit matter:

•
We evaluated the design and implementation and tested the operating effectiveness of internal controls over the Group’s process for assessing the recoverability of deferred tax assets. This included controls related to the determination of the adjusted margin growth rate and EBITDA margin assumptions used to forecast future taxable profits.

•
We performed a sensitivity analysis over the adjusted margin growth rate and EBITDA margin assumptions to evaluate the impact of changes on the recoverability of deferred tax assets.

•
We compared the Group’s historical forecasted adjusted margin growth rate and the EBITDA margin with the actual results to assess the Group's ability to accurately forecast. We assessed the reasonableness of the inputs into the EBITDA margin assumption by comparing to historical experience.

•
We involved valuation professionals with specialised skills and knowledge, who assisted in evaluating the reasonableness of management’s adjusted margin growth rate and EBITDA margin by comparing them with the industry trends.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (Continued)

Revenue from Customers Refer to the following material accounting policies and notes to the consolidated financial statements: Material accounting policies 3(j) and note 10
Key audit matter	How the matter was addressed in our audit

The Group provides travel products and services and its main revenue streams are air ticketing, hotel and packages, and bus ticketing. The revenue from rendering these services is recognised in profit or loss upon transfer of control of promised services to customers in an amount that reflects the consideration the Group expects to receive in exchange for those services. Revenue consists of a significant volume of low-value transactions processed through multiple custom information technology (IT) systems.

We identified the audit approach required to ensure sufficient appropriate audit evidence was obtained in respect of revenue from customers related to air ticketing, hotels and packages, and bus ticketing as a key audit matter.

This matter required significant auditor attention because the Group’s revenue recognition process is highly automated using custom IT systems and involves the interface of significant volumes of data across multiple IT systems.

Auditor judgement was required in determining the nature and extent of audit evidence obtained over the IT systems that process revenue transactions. Involvement of professionals with specialised skills and knowledge was required to assist with the determination of IT applications subject to testing and the performance and evaluation of related procedures.

The following are the primary procedures we performed to address this key audit matter:

•
We applied auditor judgement to determine the nature and extent of procedures to be performed over each of these main revenue streams.

•
We evaluated the design and implementation and tested the operating effectiveness of relevant internal controls related to the revenue recognition process.

•
We involved IT professionals with specialised skills and knowledge, who assisted in testing controls related to the Group’s general information technology and application controls related to the systems utilised within the revenue recognition process.

•
For a sample of revenue transactions, we evaluated the amounts recognised for consistency with underlying documentation, including contracts with customers.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (Continued)

Other Information

The directors are responsible for the other information. The other information comprises the Corporate Data, Corporate Governance Report, Commentary of the Directors and Certificate from the Secretary, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors for the Consolidated Financial Statements

The directors are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in compliance with the requirements of the Mauritius Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (Continued)

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•
Conclude on the appropriateness of the directors' use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (Continued)

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Use of our Report

This report is made solely to the Group's shareholders as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Group’s shareholders as a body, those matters that we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group and the Group’s shareholders as a body, for our audit work, for this report, or for the opinions we have formed.

Report on other legal and regulatory requirements

Mauritius Companies Act

We have no relationship with or interests in the Group other than in our capacity as auditor.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Group as far as it appears from our examination of those records.

KPMG Ebene, Mauritius Date: 22 July 2025	Siddhartha A. Guha Licensed by FRC

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2024	2025
Assets
Property, plant and equipment	18	25,895	26,457
Intangible assets and goodwill	19	613,386	597,791
Trade and other receivables	21	7,696	8,879
Investment in equity-accounted investees	8	2,022	1,914
Other investments	9	1,361	972
Term deposits	23	966	2,130
Non-current tax assets, net		22,071	18,044
Deferred tax assets, net	20	129,317	106,431
Other non-current assets	25	85	402
Total non-current assets		802,799	763,020
Inventories		218	363
Contract assets	10	253	507
Current tax assets, net		4,947	9,140
Trade and other receivables	21	91,950	141,143
Term deposits	23	279,722	252,286
Other current assets	24	153,123	152,931
Cash and cash equivalents	22	327,065	508,898
Total current assets		857,278	1,065,268
Total assets		1,660,077	1,828,288
Equity
Share capital	26	55	56
Share premium	26	2,161,217	2,203,445
Other components of equity	26	(29,899)	(71,003)
Accumulated deficit		(1,020,518)	(929,868)
Total equity attributable to owners of the Company		1,110,855	1,202,630
Non-controlling interests		5,563	5,347
Total equity		1,116,418	1,207,977
Liabilities
Loans and borrowings	28	216,818	13,895
Employee benefits	32	11,662	14,705
Contract liabilities	10	408	175
Deferred tax liabilities, net	20	4,754	2,526
Other non-current liabilities	30	12,443	12,396
Total non-current liabilities		246,085	43,697
Bank overdraft	22	—	536
Loans and borrowings	28	4,806	222,142
Trade and other payables	31	118,548	146,999
Contract liabilities	10	92,958	120,098
Other current liabilities	29	81,262	86,839
Total current liabilities		297,574	576,614
Total liabilities		543,659	620,311
Total equity and liabilities		1,660,077	1,828,288

These consolidated financial statements have been approved by the Board of Directors on July 22, 2025 and signed in its behalf by:

/s/Rajesh Magow	/s/Savinilorna Payandi Pillay Ramen
Rajesh Magow Director	Savinilorna Payandi Pillay Ramen Director

The notes on pages 27 to 96 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Amounts in USD thousands, except per share data)

		For the year ended March 31
	Note	2023	2024	2025
Revenue
Air ticketing		147,793	201,246	241,529
Hotels and packages		337,686	435,542	520,411
Bus ticketing		74,873	92,693	119,361
Other revenue	11	32,684	53,043	97,035
Total revenue		593,036	782,524	978,336
Other income	12	2,798	770	317
Service cost
Procurement cost of hotels and packages services		168,387	210,357	246,550
Other cost of providing services		9,180	4,732	27,798
Personnel expenses	13	131,968	147,587	160,065
Marketing and sales promotion expenses		101,601	123,304	165,324
Other operating expenses	14	133,698	204,833	231,905
Depreciation, amortization and impairment	15	27,396	27,267	27,122
Results from operating activities		23,604	65,214	119,889
Finance income	16	10,974	24,365	28,256
Finance costs	16	46,732	(3,307)	32,191
Net finance income (costs)		(35,758)	27,672	(3,935)
Share of profit (loss) of equity-accounted investees	8	10	52	(64)
Profit (loss) before tax		(12,144)	92,938	115,890
Income tax benefit (expense)	17	976	123,805	(20,616)
Profit (loss) for the year		(11,168)	216,743	95,274
Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit liability		468	(964)	(642)
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value		—	—	(452)
		468	(964)	(1,094)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(48,879)	(9,862)	(20,898)
		(48,879)	(9,862)	(20,898)
Other comprehensive loss for the year, net of tax		(48,411)	(10,826)	(21,992)
Total comprehensive income (loss) for the year		(59,579)	205,917	73,282
Profit (loss) attributable to:
Owners of the Company		(11,321)	216,801	95,101
Non-controlling interests		153	(58)	173
Profit (loss) for the year		(11,168)	216,743	95,274
Total comprehensive income (loss) attributable to:
Owners of the Company		(59,176)	206,059	73,255
Non-controlling interests		(403)	(142)	27
Total comprehensive income (loss) for the year		(59,579)	205,917	73,282
Earnings (loss) per share (in USD)
Basic	27	(0.10)	1.95	0.84
Diluted	27	(0.10)	1.74	0.83

The notes on pages 27 to 96 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital #	Share Premium #	Equity Component of Convertible Notes #	Fair Value Reserves #	Share Based Payment Reserve #	Foreign Currency Translation Reserve #	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2022	53	2,034,663	31,122	368	161,768	(119,684)	(1,214,156)	894,134	2,341	896,475
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	(11,321)	(11,321)	153	(11,168)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(48,322)	—	(48,322)	(557)	(48,879)
Remeasurements of defined benefit liability	—	—	—	—	—	—	467	467	1	468
Total other comprehensive income (loss)	—	—	—	—	—	(48,322)	467	(47,855)	(556)	(48,411)
Total comprehensive income (loss) for the year	—	—	—	—	—	(48,322)	(10,854)	(59,176)	(403)	(59,579)
Transactions with owners of the Company
Contributions by owners
Share based payment	—	—	—	—	35,617	—	—	35,617	26	35,643
Issue of ordinary shares on exercise of share based awards	^	22,699	—	—	(20,499)	—	—	2,200	—	2,200
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(50)	—	50	—	—	—
Total contributions by owners	^	22,699	—	—	15,068	—	50	37,817	26	37,843
Changes in ownership interests
Acquisition of non-controlling interest without a change in control (refer note 7 (a))	—	—	—	—	—	(218)	1,522	1,304	(1,304)	—
Acquisition of subsidiaries with non-controlling interest (refer note 7 (b) and 7 (c))	—	—	—	—	—	—	—	—	5,830	5,830
Recognition of financial liability for acquisition of non-controlling interest (refer note 7 (c))	—	—	—	—	—	—	(4,411)	(4,411)	—	(4,411)
Change in fair value of financial liability for acquisition of non-controlling interest (refer note 7 (c) and 34)	—	—	—	—	—	35	(137)	(102)	—	(102)
Total changes in ownership interests	—	—	—	—	—	(183)	(3,026)	(3,209)	4,526	1,317
Total transactions with owners of the Company	^	22,699	—	—	15,068	(183)	(2,976)	34,608	4,552	39,160

Balance as at March 31, 2023	53	2,057,362	31,122	368	176,836	(168,189)	(1,227,986)	869,566	6,490	876,056
^less than 1
# refer note 26

The notes on pages 27 to 96 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital #	Share Premium #	Equity Component of Convertible Notes #	Fair Value Reserves #	Share Based Payment Reserve #	Foreign Currency Translation Reserve #	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2023	53	2,057,362	31,122	368	176,836	(168,189)	(1,227,986)	869,566	6,490	876,056
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	216,801	216,801	(58)	216,743
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(9,777)	—	(9,777)	(85)	(9,862)
Remeasurements of defined benefit liability	—	—	—	—	—	—	(965)	(965)	1	(964)
Total other comprehensive income (loss)	—	—	—	—	—	(9,777)	(965)	(10,742)	(84)	(10,826)
Total comprehensive income (loss) for the year	—	—	—	—	—	(9,777)	215,836	206,059	(142)	205,917
Transactions with owners of the Company
Contributions by owners
Share based payment	—	—	—	—	37,962	—	—	37,962	27	37,989
Issue of ordinary shares on exercise of share based awards	2	103,855	—	—	(97,862)	—	—	5,995	—	5,995
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(52)	—	52	—	—	—
Total contributions by owners	2	103,855	—	—	(59,952)	—	52	43,957	27	43,984
Changes in ownership interests
Acquisition of non-controlling interest without a change in control (refer note 7 (a))	—	—	—	—	—	(229)	(418)	(647)	(1,762)	(2,409)
Acquisition of subsidiary with non-controlling interest (refer note 7 (d))	—	—	—	—	—	—	—	—	950	950
Recognition of financial liability for acquisition of non-controlling interest (refer note 7 (d))	—	—	—	—	—	—	(7,311)	(7,311)	—	(7,311)
Change in fair value of financial liability for acquisition of non-controlling interests (refer note 7 (c), 7 (d) and 34)	—	—	—	—	—	(78)	(691)	(769)	—	(769)
Total changes in ownership interests	—	—	—	—	—	(307)	(8,420)	(8,727)	(812)	(9,539)
Total transactions with owners of the Company	2	103,855	—	—	(59,952)	(307)	(8,368)	35,230	(785)	34,445

Balance as at March 31, 2024	55	2,161,217	31,122	368	116,884	(178,273)	(1,020,518)	1,110,855	5,563	1,116,418
# refer note 26

The notes on pages 27 to 96 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital #	Share Premium #	Equity Component of Convertible Notes #	Treasury Shares Reserve #	Fair Value Reserves #	Share Based Payment Reserve #	Foreign Currency Translation Reserve #	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2024	55	2,161,217	31,122	—	368	116,884	(178,273)	(1,020,518)	1,110,855	5,563	1,116,418
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	—	95,101	95,101	173	95,274
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(20,767)	—	(20,767)	(131)	(20,898)
Equity instruments at FVOCI - net change in fair value	—	—	—	—	(452)	—	—	—	(452)	—	(452)
Remeasurements of defined benefit liability	—	—	—	—	—	—	—	(627)	(627)	(15)	(642)
Total other comprehensive income (loss)	—	—	—	—	(452)	—	(20,767)	(627)	(21,846)	(146)	(21,992)
Total comprehensive income (loss) for the year	—	—	—	—	(452)	—	(20,767)	94,474	73,255	27	73,282
Transactions with owners of the Company
Contributions by owners
Share based payment	—	—	—	—	—	36,783	—	—	36,783	92	36,875
Issue of ordinary shares on exercise of share based awards	1	42,228	—	—	—	(35,220)	—	—	7,009	—	7,009
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	—	(35)	—	248	213	(213)	—
Settlement of share based arrangement (refer note 33 (d) (i))	—	—	—	—	—	—	—	—	—	(122)	(122)
Treasury shares acquired #	—	—	—	(21,722)	—	—	—	—	(21,722)	—	(21,722)
Total contributions by owners	1	42,228	—	(21,722)	—	1,528	—	248	22,283	(243)	22,040
Changes in ownership interests
Change in fair value of financial liability for acquisition of non-controlling interests (refer note 7 (c), 7 (d) and 34)	—	—	—	—	—	—	309	(4,072)	(3,763)	—	(3,763)
Total changes in ownership interests	—	—	—	—	—	—	309	(4,072)	(3,763)	—	(3,763)
Total transactions with owners of the Company	1	42,228	—	(21,722)	—	1,528	309	(3,824)	18,520	(243)	18,277

Balance as at March 31, 2025	56	2,203,445	31,122	(21,722)	(84)	118,412	(198,731)	(929,868)	1,202,630	5,347	1,207,977
# refer note 26

The notes on pages 27 to 96 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in USD thousands)

	For the year ended March 31
	2023	2024	2025
Cash flows from operating activities
Profit (loss) for the year	(11,168)	216,743	95,274
Adjustments for:
Depreciation	6,096	7,436	9,110
Amortization	21,150	19,809	18,012
Impairment of intangible assets	150	22	—
Impairment provision for non-financial assets	—	10,047	—
Intangible assets written off	—	982	1,481
Gain on discontinuation of equity accounted investments	(2,017)	—	—
Net gain on de-recognition of property, plant and equipment	(177)	(132)	(61)
Gain on lease modification	(100)	(12)	(20)
Net finance costs (income)	35,758	(27,672)	3,935
Share of (profit) loss of equity-accounted investees	(10)	(52)	64
Share based payment	35,643	36,963	36,018
Income tax (benefit) expense	(976)	(123,805)	20,616
Operating cash flows before changes in following assets and liabilities	84,349	140,329	184,429
Changes in:
Inventories	(6)	(195)	(145)
Trade and other receivables and contract assets	(37,675)	(25,112)	(52,424)
Other assets	(51,035)	(42,455)	427
Trade and other payables and contract liabilities	42,675	42,524	51,183
Employee benefits	879	1,705	2,272
Other liabilities	(2,767)	18,608	5,092
Cash generated from operating activities	36,420	135,404	190,834
Income tax paid, net	(4,207)	(9,664)	(5,548)
Net cash generated from operating activities	32,213	125,740	185,286

Cash flows from investing activities
Interest received	8,184	21,935	24,747
Acquisition of property, plant and equipment (refer note (a) below)	(7,489)	(5,904)	(4,473)
Acquisition of intangible assets	(9,412)	(6,920)	(7,289)
Proceeds from sale of property, plant and equipment	410	389	437
Redemption of term deposits	308,308	345,903	403,195
Investment in term deposits	(251,681)	(423,612)	(379,211)
Acquisition of subsidiary / business, net of cash acquired (refer note 7 (b) - 7 (e)) (refer note (b) below)	(1,457)	(6,476)	(10,394)
Loan given to equity-accounted investee received back (refer note 37)	—	24	24
Acquisition of other securities measured at FVTPL	(87)	(11)	(73)
Income tax paid on term deposits	(148)	(918)	(519)
Net cash generated from (used in) investing activities	46,628	(75,590)	26,444

Cash flows from financing activities
Repurchase of treasury shares (refer note 26)	—	—	(21,722)
Acquisition of non-controlling interest (refer note 7(a))	(5,035)	(7,427)	—
Settlement of share based arrangement (refer note 33 (d) (i))	—	—	(122)
Proceeds from issuance of shares on exercise of share based awards	2,200	5,995	7,009
Proceeds from bank loans (refer note 28)	2,168	2,114	—
Repayment of bank loans (refer note 28)	(749)	(1,009)	(1,455)
Payment of principal portion of lease liabilities (refer note 28)	(2,415)	(3,105)	(3,763)
Interest paid, including finance and other charges (refer note 16 and 28)	(2,376)	(2,804)	(2,838)
Net cash used in financing activities	(6,207)	(6,236)	(22,891)
Net increase in cash and cash equivalents	72,634	43,914	188,839
Cash and cash equivalents at beginning of the year	213,283	284,018	327,065
Effect of exchange rate fluctuations on cash held	(1,899)	(867)	(7,542)
Cash and cash equivalents at end of the year (refer note 22)	284,018	327,065	508,362

Supplementary information: non-cash transactions
(a) Property, plant and equipment acquired through secured bank loans (refer note 28)	—	—	2,435
(b) Transfer of right to receive collection from trade receivables used to settle purchase consideration (refer note 7 (e))	—	—	803

The notes on pages 27 to 96 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements

(Amounts in USD thousands, except per share data and share count)

1)
REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity-accounted investees (collectively, “the Company” or “the Group”) is primarily engaged in the business of selling travel products and solutions through its subsidiaries in India, the United States of America, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia, Vietnam, Cambodia and Indonesia. The Group offers its customers the entire range of travel services including ticketing, tours and packages, hotels and other travel related services.

The Company is a public limited company incorporated and domiciled in Republic of Mauritius and has its registered office at IQ EQ Corporate Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, Republic of Mauritius. The Company’s ordinary shares representing equity shares are listed on the Nasdaq.

2)
BASIS OF ACCOUNTING

(a)
Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the Mauritius Companies Act for the purpose of filing with the tax authorities and Financial Services Commission. Accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except as mentioned otherwise.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on July 22, 2025.

(b)
Basis of Measurement

The consolidated financial statements have been prepared on the historical cost and on an accrual basis, except for the following material items:

•
equity securities at Fair Value through Other Comprehensive Income (FVOCI), equity securities and other securities at Fair Value Through Profit or Loss (FVTPL) and financial liabilities at Fair Value Through Profit or Loss (FVTPL).
•
net defined benefit liability measured at the present value of the defined benefit obligation less fair value of plan assets.
•
contingent consideration assumed in a business combination at FVTPL.

(c)
Functional and Presentation Currency

These consolidated financial statements are presented in U.S. Dollar (USD), which is the Parent Company’s functional currency. All amounts have been rounded to the nearest thousands, unless otherwise indicated.

The functional currency of subsidiaries is the currency of the primary economic environment in which each subsidiary operates and is normally the currency in which each subsidiary primarily generates and expends cash.

(d)
Use of Judgements and Estimates

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively.

i)
Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements is included in the following notes:

Note 8 – Equity-accounted investees: whether the Group has significant influence over an investee: The Group has a significant influence over another entity if it holds 20% or more of the voting power of the investee. In case the Group holds less than 20% of the voting power of the investees, then the Group applies judgement to determine its significant influence over the investee.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

2)
BASIS OF ACCOUNTING – (Continued)

(d)
Use of Judgements and Estimates – (Continued)
i)
Judgements - (Continued)

Note 10 – Revenue recognition: expected usage of loyalty program benefits: Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative standalone selling prices and considering breakages. Judgement is required to determine the standalone selling price for each distinct performance obligation.

Note 10 - Recognition of revenue on gross/net basis: Recognition of revenue from customers on gross/net basis requires judgement based on the underlying travel services provided.

Note 17 and 20 – Income taxes: Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. Further, the Group takes into account the impact of uncertain tax positions in determining the amount of current and deferred tax. This assessment involves a series of judgements about future events.

Note 19 – Determination of Cash Generating Unit (CGU): For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Judgement is involved in determining the CGU/grouping of CGUs for allocation of the goodwill and other assets.

Note 19 – Technology related development cost: The Group capitalizes technology related development costs. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed.

Note 28 – Convertible Notes: The Group has applied its judgement in determining the expected future life of the instrument.

Note 36 – Lease term: The Group has an option to extend the term of lease at the end of lock-in period in most of its leases. The Group makes a judgement, by considering future economic incentives for exercising the extension option in order to ensure reasonable certainty.

ii)
Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as at March 31, 2025 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

Note 10 – Revenue recognition: estimate regarding incentive payment from travel suppliers: Contracts with travel suppliers can include incentive payments which are estimated at inception and are adjusted at the end of each reporting period as additional information becomes available only to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Note 14 – Recognition and measurement of provisions and contingencies: The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. The Group is involved in various legal and tax matters, the outcome of which may not be favorable to the Group. Management in consultation with the legal, tax and other advisers assess the likelihood that a pending claim will succeed. The Group has recognised liabilities based on whether additional amounts will be payable and has included contingent liabilities where economic outflows are considered possible but not probable.

Note 17 and 20 – Deferred taxes: In assessing the realizability of deferred tax assets, management considers availability of future taxable profits against which deductible temporary differences and tax losses carried forward can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

2)
BASIS OF ACCOUNTING – (Continued)

(d)
Use of Judgements and Estimates – (Continued)
ii)
Assumptions and estimation uncertainties - (Continued)

Note 19 - Useful life of intangible assets: The useful lives of Group's intangible assets are determined by management at the time the asset is acquired based on historical experience, after considering market conditions, industry practice, technological developments, obsolescence and other factors. However, changes in economic conditions of the markets, competition and technology, among others, are unpredictable and they may significantly impact the useful lives.

Note 19 – Impairment test of intangible assets and goodwill: key assumptions underlying recoverable amounts, including the recoverability of development costs: In calculating the value in use for the purpose of impairment, the Group is required to make significant judgements, estimates and assumptions inter-alia concerning the growth in earnings before interest, taxes, depreciation and amortization (‘EBITDA’) margins, long-term growth rates, terminal growth, adjusted margin growth rate and discount rates to reflect the risks involved.

Note 24 – Impairment and recoverability of advances to suppliers: In calculating the recoverability of the advances to suppliers, the Group is required to make significant judgements, estimates and assumptions inter-alia concerning the continuous operations of our suppliers, security of the advances and utilization in the future period to reflect the risks involved.

Note 32 – Measurement of defined benefit obligations: key actuarial assumptions: The cost of the defined benefit plans and compensated absences along with the present value of the defined benefit obligations are based on actuarial valuation. These include the determination of the discount rate, future salary increases, withdrawal rates and mortality rates. The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

Note 33 – Share based payments: The share based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

(e)
Current/non-current classification

All assets and liabilities are classified into current and non-current.

Assets

An asset is classified as current when it satisfies any of the following criteria:

a)
it is expected to be realised in, or is intended for sale or consumption in, the company’s normal operating cycle;
b)
it is held primarily for the purpose of being traded;
c)
it is expected to be realised within 12 months after the reporting date; or
d)
it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting date.

Current assets include the current portion of non-current assets.

All other assets are classified as non-current.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

2)
BASIS OF ACCOUNTING – (Continued)

(e)
Current/non-current classification – (Continued)

Liabilities

A liability is classified as current when it satisfies any of the following criteria:

a)
it is expected to be settled in the company’s normal operating cycle;
b)
it is held primarily for the purpose of being traded;
c)
it is due to be settled within 12 months after the reporting date; or
d)
the company does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Current liabilities include current portion of non-current liabilities.

All other liabilities are classified as non-current.

Operating cycle

Operating cycle is the time between the acquisition of assets for processing/servicing, and their realisation in cash or cash equivalents.

3)
MATERIAL ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except as mentioned otherwise.

(a)
Basis of Consolidation

i)
Subsidiaries

The Group consolidates entities which Parent Company controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Entities are consolidated from the date on which control commences until the date on which control ceases.

ii)
Investment in Equity- Accounted Investees

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligation of its liabilities.

Interests in associates and joint venture are accounted for using the equity method. Under the equity method of accounting, the investments are initially recognised at cost which includes transaction costs and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognised as a reduction in the carrying amount of the investment. Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(a)
Basis of Consolidation – (Continued)

ii)
Investment in Equity- Accounted Investees – (Continued)

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity-accounted investees, other adjustments to align the accounting policies with those of the Group, from the date on which significant influence or joint control commences until the date on which significant influence or joint control ceases.

iii)
Non-controlling Interests

Non-controlling interests are measured initially at their proportionate share of the acquiree's identifiable net assets at the acquisition date. Change in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. When the Group loses control over a subsidiary, it derecognizes assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in the profit or loss. Any retained interest in the former subsidiary is remeasured at fair value when control is lost.

Subsequent to acquisition, the carrying amount of non-controlling interest is the amount of those interests at initial recognition plus the non-controlling interest’s share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if it results in the non-controlling interest having a deficit balance.

Acquisition of some or all of the non-controlling interests is accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration paid and the carrying value of the non-controlling interests is recorded as an adjustment to retained earnings that is attributable to the Parent Company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

iv)
Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses (except foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)
Business Combinations

The Group accounts for business combinations using the acquisition method as at the acquisition date when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The cost of an acquisition is measured at the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of contingent consideration and deferred consideration, if any. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(b)
Business Combinations – (Continued)

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

Transaction costs incurred in connection with a business combination are expensed as incurred, except if related to the issue of debt or equity securities.

If share based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

(c)
Foreign Currency

i)
Foreign Currency Transactions

Transactions in foreign currencies are translated into the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are presented with finance costs in profit or loss, except for the differences on investment in equity securities designated at FVOCI wherein any exchange component of gain or loss is recognized in Other Comprehensive Income (OCI) (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

ii)
Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD at the exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at an average exchange rates applicable during the period.

Foreign currency differences are recognized in other comprehensive income as foreign currency translation reserve (FCTR). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(d)
Financial Instruments

i)
Recognition and initial measurement

Trade receivables and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

ii)
Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortised cost; FVOCI – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

•
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment, which meets the definition of equity under IAS 32 Financial Instruments: Presentation and not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in Other Comprehensive Income (OCI). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin. In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(d)
Financial Instruments – (Continued)

ii)
Classification and subsequent measurement – (Continued)

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest – (Continued)

•
contingent events that would change the amount or timing of cash flows;
•
terms that may adjust the contractual coupon rate, including variable-rate features;
•
prepayment and extension features; and
•
terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

Financial assets – Subsequent measurement and gains and losses

Financial assets at amortised cost

These assets are subsequently measured at amortised cost using the effective interest method. The gross carrying amount is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortised cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

Where the Group has written put option over non-controlling interest, a put option liability is recorded as financial liability. The Group considers whether the ownership risks and rewards of the shares relating to the put option remains with non-controlling interest or is transferred to the Group. At the time of initial recognition, equity is debited in case ownership risks and rewards of the shares relating to put option remains with the non-controlling interest. However, where the ownership risks and rewards of the shares relating to put option have been transferred to the Group, non-controlling interest is adjusted up to the balance of financial liability and differential is debited to equity. The Group has opted to carry the put option liability at fair value. Subsequent to initial recognition, the Group has chosen an accounting policy to recognise changes in the carrying amount of the put option liability within equity.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(d)
Financial Instruments – (Continued)

iii)
Derecognition

Financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

Derivative financial instruments

The Company has written a put option to promoter of associate for acquisition of additional shares at a future date. On initial recognition, a liability is created in respect of acquisition of these additional shares and is measured at fair value with corresponding debit to investment in associate. Subsequent to initial recognition, derivatives are remeasured at fair value, and changes therein are recognised in profit and loss.

iv)
Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

v)
Share Capital

Ordinary shares

Ordinary shares are classified as equity with par value of $0.0005 per share. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity net of any tax effects.

Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.

Class B Convertible Ordinary Shares

Class B Convertible Ordinary shares (“Class B shares”) are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. Class B shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B shares to another party.

Incremental costs directly attributable to the issue of Class B shares are recognized as a deduction from equity.

Repurchase of share capital (treasury shares)

When share capital is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury shares reserve.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(d)
Financial Instruments – (Continued)

vi)
Compound financial instruments

Compound financial instruments issued by the Group comprise convertible notes denominated in USD that can be converted to ordinary shares at the option of the holder at any point of time till the date of mandatory conversion. The number of shares to be issued is fixed and is subject to certain adjustments in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the convertible notes) and does not vary with changes in fair value. The liability component of compound financial instruments is initially recognised at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognised at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured. Interest related to the financial liability is recognised in profit or loss. In case of any change in estimate related to expectations or timing of the repayment, new carrying amount of liability component is recalculated based on re-estimated cash flows discounted at the original effective rate and any difference in the carrying amounts is recognised in profit or loss.

(e)
Property, Plant and Equipment

i)
Recognition and Measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost includes expenditure that is directly attributable to the acquisition of the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other income/other operating expenses” in the consolidated statement of profit or loss and other comprehensive income.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed as capital work in progress under property, plant and equipment.

Items of property, plant and equipment acquired in a business combination are measured at fair value as at the date of acquisition.

ii)
Subsequent Costs

Subsequent expenditure is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred will flow to the entity and the cost of the item can be reliably determined. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii)
Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Land is not depreciated.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(e)
Property, Plant and Equipment – (Continued)

iii)
Depreciation – (Continued)

The estimated useful lives of assets for the current and comparable period are as follows:

• Computers	3-6 years
• Furniture and fixtures	5-6 years
• Office equipment	1-7 years
• Motor vehicles	3-7 years
• Building (owned)	20 years

Leasehold improvements are depreciated over the lease term or useful lives of the leasehold improvements, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted as appropriate.

(f)
Intangible Assets and Goodwill

i)
Goodwill

Goodwill represents excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

ii)
Technology related Development Cost

Technology related development costs incurred by the Group are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Expenditure on research activities are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes.

Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized include the employee costs and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing cost.

iii)
Other Intangible Assets

Other intangible assets mainly comprise intangible assets including customer relationship, brand/trade mark and non-compete acquired in a business combination and software that are acquired by the Group.

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable expenses necessary to make the assets ready for use.

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, these intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(f)
Intangible Assets and Goodwill - (Continued)

iv)
Subsequent Expenditure

Subsequent expenditure is capitalized only when it is probable that future economic benefits derived from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

v)
Amortization

Amortization of intangible assets, other than goodwill, is calculated over the cost of the intangible assets, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative period are as follows:

• Technology related development costs	2-5 years
• Software	3-5 years
• Customer – related intangible assets (Customer Relationship)	7-10 years
• Contract – related intangible assets (Non-Compete)	5-6 years
• Marketing – related intangible assets (Brand / Trade Mark)	7-10 years
• Others	5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted as appropriate.

(g)
Impairment

i)
Non-derivative financial assets

Financial instruments and contract assets

The Group recognises loss allowances for ECLs on:

•
financial assets measured at amortised cost;
•
debt investments measured at FVOCI; and
•
contract assets.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

•
debt securities that are determined to have low credit risk at the reporting date; and
•
other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Group has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(g)
Impairment – (Continued)
i)
Non-derivative financial assets – (Continued)

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when:

•
the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or
•
the financial asset is more than 90 days past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of allowance for ECL in the consolidated statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets.

For debt securities at FVOCI, the loss allowance is recognised in other comprehensive income.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Group makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

ii)
Non-financial assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, technology related development costs, advances to suppliers and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed which reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the group of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)
(g)
Impairment – (Continued)
ii)
Non-financial assets – (Continued)

An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h)
Employee Benefits
i)
Defined contribution plans

Obligations for contributions to defined contribution plans are recognized as personnel expense in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii)
Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity scheme is a defined benefit plan. The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed half yearly by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognised in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognised immediately in profit or loss. The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs.

The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

iii)
Other long-term employee benefits

Benefits under the Group’s compensated absences policy constitute other long term employee benefits.

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which benefits are expected to be paid. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3) MATERIAL ACCOUNTING POLICIES – (Continued)

(h)
Employee Benefits - (Continued)

iv)
Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

v)
Share based payment

The grant date fair value of share based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

(i)
Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

A provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)
(j)
Revenue from contracts with customers

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check-in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets, 4) date of issuance of bus tickets, and 5) date of completion of trip in case of car bookings. The Group considers both the traveler and travel supplier to be its customers.

Income from the sale of tickets (airline, bus and rail) including convenience fees, commission and fees earned is recognized as an agent on a net basis when the traveler books the ticket as the performance obligation is satisfied by the Group on issuance of ticket to the traveler. During the quarter ended March 31, 2025, the Group began recognizing bus ticketing revenue at the time of issuance of bus tickets due to changes in underlying arrangements with our suppliers. Previously, the Group recognized bus ticketing revenue on the date of the bus journey.

Income from hotel reservations including commission earned and convenience fees is recognized on a net basis as an agent on the date of check-in as the performance obligation is satisfied by the Group on the date of check-in by the traveler.

Income from tours and packages, including income on airline tickets sold to the travelers as a part of tours and packages is accounted on gross basis as the Group controls the services before such services are transferred to the traveler.

Income from sale of airline tickets, hotel reservations, bus ticketing and rail ticketing is recorded on net basis (i.e., the amount billed to a traveler less amount paid to a supplier), as the supplier is primarily responsible for providing the underlying travel services and the Group does not control the service provided by the supplier to the traveler.

Income from hotels and packages also includes amounts received from hotel suppliers against online promotions of hotels brands on the Company’s platforms.

Revenue relating to contracts with travel suppliers which include incentive payments are accounted for as variable consideration when the amount of revenue to be recognized can be estimated to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Income from other sources of the Group, primarily comprising advertising revenue, fees for facilitating access to its internet based platforms to travel insurance companies and brand alliance fees is recognized as the services are performed as per the terms of the contracts with respective supplier.

The Group provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices and considering breakages. The amount allocated to the loyalty program is deferred, and is recognised as revenue when loyalty points are redeemed or expire.

Revenue is recognized net of cancellations, refunds, discounts, incentives and taxes. However, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the Company on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. The revenue from the sale of tours and packages and hotel reservations is recognized on the customer’s departure and check-in date respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer in these services.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(k)
Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include online video and display advertising on websites, television, print formats, search engine marketing, referrals from meta search and travel research websites and any other media cost such as public relations and sponsorships. Additionally, the Group also incurs customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost. Such customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms are recorded as a reduction/deferral of revenue. In addition, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

(l)
Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the lease commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)
(l)
Leases – (Continued)

Lease payments included in the measurement of the lease liability comprise the following:

•
fixed payments, including in-substance fixed payments;
•
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•
amounts expected to be payable under a residual value guarantee; and
•
the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is subsequently measured at amortised cost using the effective interest method.

Lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Further, where a lease contract is modified and the lease modification is not accounted for as a separate lease, the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification. Where the scope of the lease is decreased, corresponding impact is made on the carrying amount of the related right-of-use asset to reflect the partial or full termination of the lease for lease modifications and gain or loss relating to the partial or full termination of the lease recognised in statement of profit or loss. Where the scope of the lease is not decreased, corresponding adjustment is made to the related right-of-use asset with no impact on consolidated statement of profit or loss.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and ‘lease liabilities’ in loans and borrowings in the consolidated statement of financial position.

(m)
Finance Income and Costs

Finance income comprises interest income on funds invested, foreign currency gains (net) and change in financial asset.

Finance costs comprise interest expense on borrowings, foreign currency losses (net), change in financial asset/liability, impairment losses recognized on financial assets, including trade and other receivables and cost related to public offerings. Foreign currency gains and losses are reported on a net basis.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Interest income and cost is recognized as it accrues in profit or loss, using the effective interest method.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•
the gross carrying amount of the financial asset; or
•
the amortised cost of the financial liability.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)
(n)
Income Taxes

Income tax expense comprises current and deferred tax. Current and deferred tax is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for the following temporary differences:

•
the initial recognition of assets or liabilities in a transaction that is not a business combination and at the time of transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences,
•
arising on the initial recognition of the goodwill and differences relating to investments in subsidiaries, associates to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(o)
Earnings (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B shareholders) of the Company by the weighted average number of ordinary shares (including Class B shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including Class B shareholders) and the weighted average number of ordinary shares (including Class B shares) outstanding after adjusting for the effects of all potential dilutive items.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(p)
Operating Segments

In accordance with IFRS 8 – Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the Group’s executive officers comprising of Group Chief Executive Officer and Group Chief Financial Officer, which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has three reportable segments, i.e. air ticketing, hotels and packages and bus ticketing. In addition, the Group has made relevant entity-wide disclosures (refer note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is recognized on a net basis as an agent on the date of check in. Segment revenue of air ticketing segment is measured on a net basis. Segment revenue of bus ticketing segment is measured on a net basis as an agent on the date of booking (also refer note 3 (j)). For the purposes of the CODM review, Adjusted Margin, the segment profitability measure, represents IFRS revenue after adding back certain customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which are reported as a reduction of revenue and reducing service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers and other cost of providing services. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/common expenses.

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments, as these are not reviewed by the CODM.

(q)
Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and funds in transit.

(r)
Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

(s)
Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(t)
New Accounting Standards Issued But Not Yet Adopted

Amendment to IAS 21

On August 15, 2023, IASB has issued amendment to IAS 21 – The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. This amendment specify when a currency is exchangeable into another currency and when it is not and specify how an entity determines the exchange rate to apply when a currency is not exchangeable. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2025, although early adoption is permitted. This amendment is applicable to the Group for annual reporting periods beginning on April 1, 2025. The Group has evaluated this amendment and there will be no impact on its financial statements.

IFRS 18 – Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued its new standard IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements. The new standard aims at improving how entities communicate in their financial statements. The effective date for adoption of this standard is annual periods beginning on or after January 1, 2027, although early adoption is permitted. This standard is applicable to the Group for annual reporting periods beginning on April 1, 2027. The Group is currently evaluating the impact of IFRS 18 on its financial statements.

Amendments to IFRS 9 and IFRS 7

On May 30, 2024, IASB has issued below amendments to the classification and measurement requirements in IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. These amendments provide clarification on derecognition of a financial liability settled through electronic transfer, classification of financial assets and disclosure requirements w.r.t. investments in equity instruments designated at fair value through other comprehensive income. The effective date for adoption of these amendments are annual periods beginning on or after January 1, 2026, although early adoption is permitted. These amendments are applicable to the Group for annual reporting periods beginning on April 1, 2026. The Group is currently evaluating the impact of amendments to IFRS 9 and IFRS 7 on its financial statements.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

4)
DETERMINATION OF FAIR VALUES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Group has access at that date.

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a finance team that has overall responsibility for overseeing all significant fair value measurements with the help of external independent valuers, including Level 3 fair values, and reports directly to the Group Chief Financial Officer.

The finance team regularly reviews significant unobservable inputs and valuation adjustments.

When measuring the fair value of an asset or a liability, the Group uses market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

–
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
–
Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
–
Level 3: Inputs for the assets or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability falls into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The assumptions made in measuring fair values are given below. When applicable, further information about the assumptions made in measuring fair values is disclosed in the notes specific to that asset or liability.

a)
Property, Plant and Equipment

The fair value of items of property, plant and equipment acquired in business combination is based on the cost approaches using the quoted market prices for similar items when available or depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

b)
Intangible Assets

The fair value of trade mark and brand acquired in business combinations is based on the discounted estimated royalty payments that are expected to be avoided as a result of the trade mark / brand being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method. The fair value of technology acquired in business combinations is determined using the replacement cost method and/or relief from royalty method.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

4)
DETERMINATION OF FAIR VALUES – (Continued)
c)
Non- Derivative Financial Liabilities

Fair values are calculated based on the present value of the expected future payments, discounted using a risk-adjusted discount rate and Monte Carlo simulation valuation model.

d)
Share Based Payment Transactions

The fair value of restricted stock units (RSUs) given under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. The fair value of Employee Stock Options (ESOPs) given under Share Incentive Plan and awards given under Simplotel, BMF and Savaari ESOP plans are measured using Black Scholes Model. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

e)
Trade and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

f)
Investment in Equity Securities

The fair value of investment in equity securities is determined using valuation techniques. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

5)
FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk), arising from financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation. The objective of Group is to ensure liquidity which is sufficient to meet Group operational requirements in short-term and long-term.

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks and has taken bank guarantees, bank overdraft facility, and other facilities against them.

Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, commission receivable from bus operators incentives, due from the airlines and its Global Distribution System (GDS) providers. Trade receivables are usually due within 30-90 days from the date of invoicing. The Group has not experienced any significant default in recovery from such customers and counterparties. Trade receivables have been valued after making provision for allowances based on factors like ageing, historical pattern of credit loss, expected realizability and nature of customers. The objective behind credit risk management is to reduce the Group’s losses which could follow from customers’ insolvency.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

5)
FINANCIAL RISK MANAGEMENT– (Continued)

Credit Risk - (Continued)

Additionally, the Group places its cash and cash equivalents (except cash in hand) and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rate and interest rate will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

a)
Foreign Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales, purchase of services and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily Indian Rupees (INR), USD and Emirati Dirham (AED). The currencies in which these transactions are primarily denominated are INR, USD and AED.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

b)
Interest Rate Risk

The Group does not have any variable rate interest bearing financial instruments, hence there is no interest rate risk.

6)
OPERATING SEGMENTS

The Group has three reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and services, and methods used to distribute the services are different. For each of these LoBs, the Group’s executive officers comprising of Group Chief Executive Officer and Group Chief Financial Officer review internal management reports and are construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Adjusted Margin from each LoB is reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1.
Air ticketing: Primarily through internet based platforms, provides the facility to book domestic and international air tickets.
2.
Hotels and packages: Through internet based platforms, call-centers and franchise stores, provides holiday packages and hotel reservations. The revenue related to airline tickets and other services issued as a component of Company developed tours and packages has been assigned to the hotels and packages segment and is recorded on a gross basis.
3.
Bus ticketing: Primarily through internet based platforms, provides the facility to book domestic and international bus tickets.

Other operations of the Group primarily include income from facilitating access to its internet based platforms to travel insurance companies and other agents, advertisement income from hosting advertisements on its internet websites, fees for technical services from vendors, brand alliance fees, income from sale of rail tickets, car bookings, arranging foreign currency and other travel related ancillary services. These aforesaid operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

6)
OPERATING SEGMENTS – (Continued)

Information about reportable segments:

	Reportable segments
	Air ticketing			Hotels and packages			Bus ticketing			All other segments			Total
	For the year ended March 31
Particulars	2023	2024	2025	2023	2024	2025	2023	2024	2025	2023	2024	2025	2023	2024	2025
Consolidated revenue	147,793	201,246	241,529	337,686	435,542	520,411	74,873	92,693	119,361	32,684	53,043	97,035	593,036	782,524	978,336
Add: Customer inducement costs recorded as a reduction of revenue*	135,338	116,423	131,563	90,487	123,695	155,616	8,025	9,432	11,606	1,902	440	2,789	235,752	249,990	301,574
Less: Service cost	3,078	—	—	168,387	210,357	246,550	5,596	—	—	506	4,732	27,798	177,567	215,089	274,348
Adjusted Margin	280,053	317,669	373,092	259,786	348,880	429,477	77,302	102,125	130,967	34,080	48,751	72,026	651,221	817,425	1,005,562
Other income													2,798	770	317
Personnel expenses													(131,968)	(147,587)	(160,065)
Marketing and sales promotion expenses													(101,601)	(123,304)	(165,324)
Customer inducement costs recorded as a reduction of revenue*													(235,752)	(249,990)	(301,574)
Other operating expenses													(133,698)	(204,833)	(231,905)
Depreciation, amortization and impairment													(27,396)	(27,267)	(27,122)
Finance income													10,974	24,365	28,256
Finance costs													(46,732)	3,307	(32,191)
Share of profit (loss) of equity-accounted investees													10	52	(64)
Profit (loss) before tax													(12,144)	92,938	115,890

* For purposes of reporting to the CODM, the segment profitability measure i.e. Adjusted Margin represents IFRS revenue after adding back certain customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which are reported as a reduction of revenue and reducing service cost.

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

6)
OPERATING SEGMENTS – (Continued)

Geographical Information:

In presenting the geographical information, revenue is based on the geographical location of customers and assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the year ended March 31			As at March 31
Particulars	2023	2024	2025	2024	2025
India	564,284	739,652	922,616	656,154	636,989
United States	195	324	444	221	143
South East Asia	11,201	14,210	16,753	4,325	4,683
Europe	1,337	3,374	3,359	—	—
Others	16,019	24,964	35,164	737	879
Total	593,036	782,524	978,336	661,437	642,694

* Non-current assets presented above represent property, plant and equipment, intangible assets and goodwill, non-current tax assets and other non-current assets (excluding financial assets).

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

7)
BUSINESS COMBINATIONS
a)
Acquisition of Quest 2 Travel.com India Private Limited

On April 30, 2019, the Group through one of its Indian subsidiary, acquired Quest 2 Travel.com India Private Limited (‘Q2T’) by acquiring 51% of the controlling stake. As part of share purchase agreement, the Group had agreed to acquire the remaining 49% share of Q2T from the then existing shareholders in cash for an estimated additional consideration of USD 14,550, which represented its fair value as at the acquisition date, in three equal tranches, over a three year earn-out period. The financial liability in respect of acquisition of these remaining shares had been originally recognized with corresponding debit to accumulated deficit on the date of acquisition of controlling stake in Q2T. Pursuant to this, the Group had acquired remaining non-controlling interest in Q2T over the three year earn-out period and Q2T has become a wholly owned subsidiary of the Group with effect from September 8, 2023.

During the year ended March 31, 2024, the Group acquired 16.34% interest from holders of non-controlling interest in Q2T, for a total consideration of USD 7,427 (including additional consideration of USD 2,409) and recognised a decrease in non-controlling interest of USD 1,762 with a corresponding decrease in accumulated deficit by USD 1,991 and increase in foreign exchange translation reserve by USD 229. Similarly, during the year ended March 31, 2023, the Group acquired 16.33% interest from holders of non-controlling interest in Q2T, for a total consideration of USD 5,035 and recognised a decrease in non-controlling interest of USD 1,304 with a corresponding decrease in accumulated deficit by USD 1,522 and increase in foreign exchange translation reserve by USD 218.

(b)
Acquisition of Book My Forex Private Limited

On April 5, 2022, the Group through one of its Indian subsidiaries, acquired 51% voting equity stake in Book My Forex Private Limited ('BMF'), a company providing online foreign currency exchange services in India. This business acquisition was executed by entering into a Share Purchase Agreement (‘SPA’) for a cash consideration of USD 7,711.

This acquisition would help the Group in enhancing the foreign exchange options provided particularly to its outbound travelling customers.

The operations of BMF had been consolidated in the financial statements of the Group from April 5, 2022. During the year ended March 31, 2023, BMF contributed revenue of USD 835 and loss of USD 1,243 to the Group’s results.

The purchase price of the acquisition, net of USD 7,000 cash and cash equivalents acquired was USD 711.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

7)
BUSINESS COMBINATION – (Continued)
(b)
Acquisition of Book My Forex Private Limited – (Continued)

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of BMF were recorded at their fair value at the date of acquisition.

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	207
Intangible assets*	561
Other non-current assets	745
Current assets and liabilities, net (including cash and cash equivalents of USD 7,000)	7,160
Other non-current liabilities	(229)
Deferred tax liabilities	(140)
Total identifiable net assets acquired	8,304
Non-controlling interest (49%)	(4,069)
Goodwill	3,476
Total purchase price	7,711

* Intangible assets primarily include brand/trade mark and technology related development cost.

The fair value of the current assets acquired includes trade receivables with a fair value of USD 185, equivalent to gross contractual amount receivable.

The goodwill was attributable mainly to the skills and technical talent of BMF’s work force. Goodwill is not expected to be deductible for income tax purposes.

(c) Acquisition of Simplotel Technologies Private Limited

On September 28, 2022, in addition to its existing equity interest, the Group, through one of its Indian subsidiaries acquired additional voting equity interest in Simplotel Technologies Private Limited ("Simplotel") resulting in 69.6% voting equity stake in Simplotel, a company engaged in building websites and booking technology for hotels. This business acquisition was conducted by entering into the Share Subscription and Purchase Agreement ('SSPA') for a cash consideration of USD 3,905 for acquisition of the additional equity interest.

Through this acquisition, the Group aims at providing an extensive offering of technology products and solutions for hotel suppliers ecosystem.

The operations of Simplotel had been consolidated in the financial statements of the Group from September 28, 2022. In the year ended March 31, 2023, Simplotel contributed revenue of USD 717 and profit of USD 117 to the Group’s results.

If the acquisition had occurred on April 1, 2022, management estimates that consolidated revenue would have been USD 593,720 and consolidated loss for the year ended March 31, 2023 would have been USD 11,007. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2022.

The purchase price of the acquisition, net of USD 3,159 cash and cash equivalents acquired was USD 4,280, including fair value of existing equity interest valued at USD 3,534.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Simplotel were recorded at their fair value at the date of acquisition.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

7)
BUSINESS COMBINATION – (Continued)
(c)
Acquisition of Simplotel Technologies Private Limited – (Continued)

Identifiable assets acquired and liabilities assumed - (Continued)

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	26
Intangible assets*	801
Other non-current assets	219
Current assets and liabilities, net (including cash and cash equivalents of USD 3,159)	3,139
Other non- current liabilities	(67)
Total identifiable net assets acquired	4,118
Non-controlling interest (30.4%) #	(1,761)
Goodwill	5,082
Total purchase price	7,439

* Intangible assets primarily include brand/trade mark and technology related development cost.

# Includes USD 509 towards liability for ESOPs as per Simplotel Plan 2015.

The fair value of the current assets acquired includes trade receivables with a fair value of USD 119, equivalent to gross contractual amount receivable.

The goodwill was attributable mainly to the skills and technical talent of Simplotel’s work force. Goodwill is not expected to be deductible for income tax purposes.

As per the Shareholders' Agreement (SHA), on completion of three years from the date of acquisition, the promoter (as defined in aforesaid SSPA) of Simplotel shall have the right but not the obligation to sell all the shares held by the promoter in Simplotel, in cash for an estimated consideration of USD 4,411, which represents its fair value as at the acquisition date. The consideration will be based on valuation linked to future revenue and profitability of Simplotel. The financial liability in respect of acquisition of these additional shares has been recognized with corresponding debit to accumulated deficit in the consolidated statement of changes in equity as the promoter still has access to the returns associated with the underlying ownership interest. The fair value of this financial liability is USD 3,805 as at March 31, 2025 (March 31, 2024: USD 4,711).

(d) Acquisition of Savaari Car Rentals Private Limited

On December 1, 2023 the Group through one of its Indian subsidiaries acquired 66% equity voting stake in Savaari Car Rentals Private Limited ("Savaari"), a company engaged in the business of providing chauffer driven intercity, local rental and airport transfers car hire services. This acquisition was conducted by entering into the Share Purchase Agreement ('SPA') for a cash consideration of USD 6,845.

This investment was accounted for under IAS 28 "Investments in Associates and Joint Ventures" using the equity method of accounting, as the Company had joint control over Savaari.

On January 17, 2024, the Group signed an addendum ('the Addendum') with one of the founders of Savaari to amend the shareholders' agreement entered on December 1, 2023. As a result, the Group, from the date of such addendum, gained control over Savaari and it become a subsidiary of the Group. Through this acquisition, the Group aims to scale up its supply chain for outstation and local car hire services.

The operations of Savaari had been consolidated in the financial statements of the Group and for the year ended March 31, 2024, Savaari contributed revenue of USD 5,404 and profit of USD 68 to the Group’s results.

If the acquisition had occurred on April 1, 2023, management estimates that for the year ended March 31, 2024, consolidated revenue would had been USD 795,130 and consolidated profit would had been USD 216,935. In determining these amounts, management had assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2023.

The purchase price of the acquisition, net of USD 369 cash and cash equivalents acquired was USD 6,476.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

7)
BUSINESS COMBINATION – (Continued)
(d)
Acquisition of Savaari Car Rentals Private Limited – (Continued)

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Savaari were recorded at their fair value at the date of acquisition.

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	142
Intangible assets*	759
Other non-current assets	176
Current assets and liabilities, net (including cash and cash equivalents of USD 369)	697
Other non-current liabilities	(155)
Deferred tax liabilities, net	(152)
Total identifiable net assets acquired	1,467
Non-controlling interest (34%) #	(950)
Goodwill	6,328
Total purchase price	6,845

* Intangible assets primarily include identifiable brand/trade mark and technology related development cost.

# Includes USD 451 towards liability for ESOPs as per Savaari Plan 2013.

The fair value of the current assets acquired includes trade receivables with a fair value of USD 101, equivalent to gross contractual amount receivable.

The goodwill was attributable mainly to the skills and technical talent of Savaari’s work force. Goodwill is not expected to be deductible for income tax purposes.

As per the Shareholders' Agreement (SHA), the founders (as defined in aforesaid SHA) of Savaari shall have the right but not the obligation to sell their shares held in Savaari to the Company as follows - one third of the shares on completion of three years from the date the acquisition and all the shares on completion of five years from the date of acquisition. The consideration will be based on valuation linked to future revenue and profitability of Savaari. Further, the Company shall have the right, but not the obligation, to call each of the Founders to transfer 100% of their holding in Savaari at the agreed floor valuation in case certain performance parameters are not met by Savaari for two consecutive quarters. Till the date of the Addendum, a derivative liability of USD 5,199 in respect of acquisition of these additional shares was recorded. Subsequent to the Addendum, since the Group had obtained control over Savaari, it had derecognised the derivative liability, discontinued equity method of accounting and a financial liability of USD 7,311 in respect of acquisition of these aforesaid mentioned shares had been recognized with corresponding debit to accumulated deficit as the selling shareholders still have access to the returns associated with the underlying ownership interest. The fair value of this financial liability was USD 12,396 as at March 31, 2025 (March 31, 2024: USD 7,727).

(e) Acquisition of Happay

On November 18, 2024, the Group through one of its Indian subsidiaries entered into a Business Transfer Agreement ('BTA') with VA Tech Ventures Private Limited ('VA Tech'). As per the BTA, VA Tech has agreed to transfer its business related to travel and expense management solutions ('Happay') for a purchase consideration of USD 11,773. Pursuant to fulfilment of conditions as set out in the BTA, on February 1, 2025 ('Transfer Date/Acquisition Date'), the Group has settled the consideration of USD 11,197 and acquired Happay brand on a going concern basis along with its travel and expense management business and Happay's dedicated team has become employees of the Group.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

7)
BUSINESS COMBINATION – (Continued)
(e)
Acquisition of Happay – (Continued)

Further, the Group will transfer additional consideration of USD 231 on May 31, 2025 if VA Tech completes novation/ assignment/ renewal of customer contracts representing more than 70% of the revenue of Happay in favour of the Company by May 31, 2025 and USD 345 within 30 days from the first anniversary date of Transfer Date, subject to deduction of any claim or some other amount which was outstanding and payable by the Company as per the terms of the BTA or any other account. As the remaining consideration of USD 576 is subject to fulfilment of additional conditions, hence it is classified as contingent consideration and recognised at fair value on Transfer Date as a financial liability. As at March 31, 2025, the outstanding amount against financial liability remains unchanged.

Through this acquisition, the Group aims at providing an enhanced offering of travel and expense management services to corporate customers.

It is impracticable to determine the post-acquisition revenue and profit or loss of Happay, as the required financial information of Happay’s business is not identifiable and maintained separately hence the Group cannot disclose the information regarding Happay’s revenue and profit or loss included in the Group’s statement of profit or loss, since the acquisition date. For the same reason, the consolidated revenue and profit of the Group including Happay for the year ending March 31, 2025, as if the acquisition of Happay had occurred on April 1, 2024, have also not been disclosed.

The purchase consideration comprises of the following:

Cash	10,394
Transfer of right to receive collection from Trade receivables outstanding on transfer date	803
Contingent consideration	576
Total consideration	11,773

Identifiable assets acquired and liabilities assumed

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Happay were recorded at their fair value at the date of acquisition.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	63
Intangible assets*	5,702
Current assets and liabilities, net	239
Total identifiable net assets acquired	6,004
Goodwill	5,769
Total purchase price	11,773

* Intangible assets primarily include identifiable brand/trade mark, customer relationship and technology related development costs.

The fair value of the current assets acquired includes trade receivables with a fair value of USD 803, equivalent to gross contractual amount receivable.

The goodwill is attributable mainly to the skills and technical talent of Happay’s work force and the synergies expected to be achieved from integrating Happay into the Group’s existing corporate business. Goodwill is not expected to be deductible for income tax purposes.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

8)
INVESTMENT IN EQUITY-ACCOUNTED INVESTEES

The Group has interests in a number of individually immaterial equity-accounted investees. The following table analyses, in aggregate, the carrying amount of interests and share of profit (loss) and other comprehensive income in these associates and joint venture.

	As at March 31
Particulars	2024	2025
Carrying amount of interests in associates	2,022	1,914

	For the year ended March 31
Particulars	2023	2024	2025
Company's share of profit (loss) in associates	10	(23)	(64)
Company's share of profit in joint venture	—	75	—
Company's share of other comprehensive income in associates	—	—	—
Company's share of other comprehensive income in joint venture	—	—	—
Company's share of total comprehensive income (loss)	10	52	(64)

a)
Simplotel Technologies Private Limited

As at September 28, 2022 the Company had equity interest in Simplotel of 41.94% with a carrying amount of USD 1,517. On that date, the Group through one of its Indian subsidiaries acquired additional equity interest in Simplotel, resulting in controlling equity stake (refer note 7 (c)). As a result, Simplotel ceased to be an associate of the Company and accordingly, the equity method accounting has been discontinued. The Company has recognised a gain of USD 2,017 in the statement of profit or loss and other comprehensive income (refer note 12), on account of discontinuation of equity method of accounting in the year ended March 31, 2023.

9)
OTHER INVESTMENTS

	As at March 31
Particulars	2024	2025
Financial assets measured at FVOCI
- Equity securities (unlisted)	452	—

Financial assets measured at FVTPL
- Equity securities (unlisted)	591	591
- Other securities	242	305

Financial assets measured at amortised cost
- Other securities	76	76
Total	1,361	972

The Group’s exposure to risks and fair value measurement is disclosed in note 4, 5 and 34.

10)
REVENUE

The Group's main revenue streams are air ticketing, hotel and packages and bus ticketing. Other revenue includes other travel services related to car and rail bookings, ancillary revenue and marketing alliances.

A. Disaggregation of revenue

The Group has three reportable segments, air ticketing, hotels and packages, and bus ticketing. The Group believes that the disaggregation based on the reportable segments best depicts how the nature, amount, timing and uncertainty of the Group's revenues and cash flows are affected by industry, market and other factors. (refer note 6)

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

10)
REVENUE – (Continued)

B. Contract balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

	As at March 31
	2024	2025
Receivables, which are included in ‘Trade and other receivables’	83,116	129,201
Contract assets	253	507

Contract liabilities	93,366	120,273

Non-current	408	175
Current	92,958	120,098
Total contract liabilities	93,366	120,273

The contract assets primarily relate to the Company’s rights to consideration from travel suppliers in exchange for services that the Company has transferred to the traveler when that right is conditional on the Company’s future performance. The contract assets are transferred to receivables when the rights to consideration become unconditional. This usually occurs when the Group issues an invoice to the travel suppliers as per the contractual terms.

Changes in contract assets are as follows:

	As at March 31
	2024	2025
Balance at the beginning of the year	—	253
Revenue recognised during the year	28,628	56,989
Invoices raised during the year	(28,373)	(56,731)
Translation exchange difference	(2)	(4)
Balance at the end of the year	253	507

Contract liabilities primarily relate to advances received from customers for travel bookings prior to the fulfilment of performance obligations.

As at March 31, 2024, USD 90,931 (March 31, 2023: USD 73,850) of advance consideration received from customers for travel bookings was reported within contract liabilities, of which USD 80,613 (March 31, 2024: USD 63,686) was applied to revenue and settled with travel service providers and USD 5,885 (March 31, 2024: USD 7,509) was refunded to customers during the year ended March 31, 2025. As at March 31, 2025, the related balance was USD 117,011, which is expected to be utilized within a period of one year.

Contract liabilities also consists of consideration allocated to customer loyalty programs and advances received from Global Distribution System ("GDS") providers for bookings of airline tickets in future, which is deferred.

As at March 31, 2024, USD 2,435 (March 31, 2023: USD 1,519) of consideration allocated to customer loyalty programs, franchisee fees and advance received from GDS provider for booking of airline tickets in future which is deferred was reported within contract liabilities, of which USD 2,134 (March 31, 2024: USD 920) was applied to revenue and USD Nil (March 31, 2024: Nil) was refunded during the year ended March 31, 2025. As at March 31, 2025, the related balance was USD 3,262, which is expected to be utilized within a period of one year.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

11)
OTHER REVENUE

	For the year ended March 31
Particulars	2023	2024	2025
Other travel services - car and rail booking	7,503	18,608	49,877
Marketing alliances - advertising and brand alliance	18,007	18,595	25,405
Ancillary services	5,925	14,258	19,143
Miscellaneous revenue	1,249	1,582	2,610
Total	32,684	53,043	97,035

12)
OTHER INCOME

	For the year ended March 31
Particulars	2023	2024	2025
Government grant received	117	356	56
Gain on discontinuation of equity accounted investment (refer note 8 (a))	2,017	—	—
Gain on lease modification	100	12	20
Excess provision written back	344	125	127
Net gain on de-recognition of property, plant and equipment	177	132	61
Others	43	145	53
Total	2,798	770	317

13)
PERSONNEL EXPENSES

	For the year ended March 31
Particulars	2023	2024	2025
Wages, salaries and other employees benefits	86,868	100,222	111,011
Contributions to defined contribution plans	4,145	4,931	5,665
Expenses related to defined benefit plans (refer note 32)	1,516	1,354	2,314
Equity-settled share based payment (refer note 33)	35,643	36,963	36,018
Employee welfare expenses	3,796	4,117	5,057
Total	131,968	147,587	160,065

14)
OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2023	2024	2025
Payment gateway and other charges	57,847	69,415	82,509
Outsourcing expenses	23,338	27,268	32,812
Website hosting charges	20,558	24,215	26,646
Travelling and conveyance	2,894	3,776	4,536
Communication	5,459	6,599	4,801
Technology and maintenance	5,605	7,411	8,252
Distribution costs#	—	40,045	51,927
Legal and professional	6,086	5,120	5,988
Impairment provision for non-financial assets (refer note 24)	—	10,047	—
Intangible assets written off	—	982	1,481
Miscellaneous expenses	11,911	9,955	12,953
Total	133,698	204,833	231,905

# With effect from April 1, 2023, the Group has classified distribution costs as a component of “other operating expenses” from a component of “service cost”, which is in line with the manner in which the Company reviews its business performance and manages its operations. Corresponding previous years amounts have not been reclassified as the impact is considered to be immaterial.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

15)
DEPRECIATION, AMORTIZATION AND IMPAIRMENT

	For the year ended March 31
Particulars	2023	2024	2025
Depreciation	6,096	7,436	9,110
Amortization	21,150	19,809	18,012
Impairment of intangible assets	150	22	—
Total	27,396	27,267	27,122

16)
FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2023	2024	2025
Interest income on term deposits measured at amortised cost	9,703	23,594	26,837
Change in fair value of financial asset measured at FVTPL	—	57	—
Other interest income	1,271	714	1,419
Finance income	10,974	24,365	28,256

Interest expense on financial liabilities measured at amortised cost	15,067	15,966	15,240
Change in carrying value of financial liabilities measured at amortised cost	—	(30,578)	—
Change in fair value of financial liability measured at FVTPL	673	215	—
Change in fair value of financial asset measured at FVTPL	2,820	—	2
Net foreign exchange loss	25,636	7,600	13,348
Impairment loss on trade and other receivables	349	837	1,168
Interest expense on lease liabilities	1,554	1,783	1,697
Finance and other charges	633	870	736
Finance costs	46,732	(3,307)	32,191

Net finance income (costs) recognized in profit or loss	(35,758)	27,672	(3,935)

17)
INCOME TAX BENEFIT (EXPENSE)

Income tax recognised in profit or loss

	For the year ended March 31
Particulars	2023	2024	2025
Current tax expense
Current period	(873)	(2,344)	(2,569)
Adjustment for prior period	—	—	(187)
Current tax expense	(873)	(2,344)	(2,756)

Deferred tax benefit (expense)
Origination and (reversal) of temporary differences	(3,880)	9,148	7,139
Change in tax rate	—	—	(575)
Change in unrecognised temporary differences	(7,131)	4	(325)
Utilization of previously unrecognised tax losses	12,860	533	—
Recognition of previously unrecognized tax losses	—	118,253	10,224
Reversal of previously recognized tax losses	—	(1,789)	(34,323)
Deferred tax benefit (expense) (refer note 20)	1,849	126,149	(17,860)

Total	976	123,805	(20,616)

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

17)
INCOME TAX BENEFIT (EXPENSE) – (Continued)

Income tax recognized in other comprehensive income

	For the year ended March 31
	2023			2024			2025
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Foreign currency translation differences on foreign operations	(48,879)	—	(48,879)	(9,862)	—	(9,862)	(20,898)	—	(20,898)
Equity instruments at FVOCI - net change in fair value	—	—	—	—	—	—	(452)	—	(452)
Remeasurement of defined benefit liability	468	—	468	(1,212)	248	(964)	(839)	197	(642)
Total	(48,411)	—	(48,411)	(11,074)	248	(10,826)	(22,189)	197	(21,992)

Reconciliation of effective tax

	For the year ended March 31
Particulars	2023	2024	2025
Profit (loss) for the year	(11,168)	216,743	95,274
Less: Income tax benefit (expense)	976	123,805	(20,616)
Profit (loss) before tax	(12,144)	92,938	115,890

Income tax benefit (expense) using the Company's domestic tax rate	1,822	(13,981)	(19,701)
Effect of tax rates in foreign jurisdictions	(3,191)	(9,608)	(11,954)
Non-deductible expenses	(2,662)	(420)	(412)
Tax exempt income	402	62	78
Change in estimates related to previous years	—	(482)	(678)
Utilization of previously unrecognised tax losses	12,860	533	6,540
Impact of change in tax laws	—	—	(575)
Change in unrecognised temporary differences	(7,131)	4	(325)
Utilization of previously recognized tax losses	—	(1,789)	(679)
Current year losses for which no deferred tax asset was recognized	(1,656)	(1,389)	(2,834)
Recognition of previously unrecognised tax losses	—	118,253	10,224
Recognition of previously unrecognised temporary differences	—	33,057	—
Others	532	(435)	(300)
Income tax benefit (expense)	976	123,805	(20,616)

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

18)
PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building (Owned)	Buildings (Right-of-use)	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Capital Work- in-Progress	Total
Cost
Balance as at April 1, 2023	818	486	27,398	13,151	939	1,686	4,163	5,386	19	54,046
Acquisitions through business combination (refer note 7 (d))	—	—	109	23	4	6	—	—	—	142
Additions/adjustments	—	—	3,792	1,784	21	214	2,605	121	(19)	8,518
Disposals/adjustments	—	—	(10,407)	(2,772)	(32)	(169)	(575)	(3)	—	(13,958)
Effect of movements in foreign exchange rates	(50)	(24)	(353)	(180)	(21)	(33)	(75)	(79)	—	(815)
Balance as at March 31, 2024	768	462	20,539	12,006	911	1,704	6,118	5,425	—	47,933
Balance as at April 1, 2024	768	462	20,539	12,006	911	1,704	6,118	5,425	—	47,933
Acquisitions through business combination (refer note 7 (e))	—	—	—	54	5	4	—	—	—	63
Additions/adjustments	—	—	3,112	2,628	222	190	3,156	1,336	—	10,644
Disposals/adjustments	—	—	(958)	(1,386)	(2)	(73)	(798)	(146)	—	(3,363)
Effect of movements in foreign exchange rates	55	33	(490)	(307)	(25)	(17)	(170)	(137)	—	(1,058)
Balance as at March 31, 2025	823	495	22,203	12,995	1,111	1,808	8,306	6,478	—	54,219

Accumulated depreciation
Balance as at April 1, 2023	—	486	13,467	9,492	581	1,465	1,102	2,073	—	28,666
Depreciation for the year	—	—	3,767	1,432	93	142	1,218	784	—	7,436
Disposals/adjustments	—	—	(10,385)	(2,661)	(32)	(169)	(408)	(2)	—	(13,657)
Effect of movements in foreign exchange rates	—	(24)	(155)	(127)	(15)	(27)	(23)	(36)	—	(407)
Balance as at March 31, 2024	—	462	6,694	8,136	627	1,411	1,889	2,819	—	22,038
Balance as at April 1, 2024	—	462	6,694	8,136	627	1,411	1,889	2,819	—	22,038
Depreciation for the year	—	—	4,383	1,953	109	136	1,703	826	—	9,110
Disposals/adjustments	—	—	(845)	(1,285)	(2)	(71)	(571)	(100)	—	(2,874)
Effect of movements in foreign exchange rates	—	33	(183)	(208)	(17)	(13)	(53)	(71)	—	(512)
Balance as at March 31, 2025	—	495	10,049	8,596	717	1,463	2,968	3,474	—	27,762
Carrying amounts
As at April 1, 2023	818	—	13,931	3,659	358	221	3,061	3,313	19	25,380
As at March 31, 2024	768	—	13,845	3,870	284	293	4,229	2,606	—	25,895
As at April 1, 2024	768	—	13,845	3,870	284	293	4,229	2,606	—	25,895
As at March 31, 2025	823	—	12,154	4,399	394	345	5,338	3,004	—	26,457

Note: The Company has pledged certain items of property, plant and equipment against bank loans and various credit facilities. (refer note 28)

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

19)
INTANGIBLE ASSETS AND GOODWILL

			Other intangible assets
Particulars	Goodwill	Technology Related Development Costs	Customer Relationship	Non- Compete	Brand / Trade Mark	Software	Others	Intangible assets under development*	Total
Cost
Balance as at April 1, 2023	833,663	72,027	9,843	869	123,030	4,336	1,799	4,250	1,049,817
Acquisitions through business combination (refer note 7 (d))	6,328	499	—	—	248	12	—	—	7,087
Additions/adjustments*	—	6,769	—	—	—	369	1,087	(1,305)	6,920
Disposals	—	(4,177)	—	—	—	(1)	—	—	(4,178)
Effect of movements in foreign exchange rates	(7,946)	(928)	(122)	(8)	(1,589)	(51)	(45)	(178)	(10,867)
Balance as at March 31, 2024	832,045	74,190	9,721	861	121,689	4,665	2,841	2,767	1,048,779
Balance as at April 1, 2024	832,045	74,190	9,721	861	121,689	4,665	2,841	2,767	1,048,779
Acquisitions through business combination (refer note 7 (e))	5,769	3,241	2,046	—	415	—	—	—	11,471
Additions/adjustments*	—	5,237	—	—	—	521	—	1,531	7,289
Disposals	—	(4,149)	—	—	—	(159)	(1,596)	(14)	(5,918)
Effect of movements in foreign exchange rates	(13,749)	(1,598)	(178)	(9)	(2,751)	(63)	(85)	(77)	(18,510)
Balance as at March 31, 2025	824,065	76,921	11,589	852	119,353	4,964	1,160	4,207	1,043,111
Accumulated amortization and impairment losses
Balance as at April 1, 2023	272,160	53,547	7,042	710	79,893	3,843	1,278	2,370	420,843
Amortization for the year	—	6,660	771	58	11,159	188	973	—	19,809
Impairment for the year	—	—	—	—	—	—	—	22	22
Disposals	—	(3,195)	—	—	—	(1)	—	—	(3,196)
Effect of movements in foreign exchange rates	—	(672)	(88)	(7)	(1,054)	(57)	(25)	(182)	(2,085)
Balance as at March 31, 2024	272,160	56,340	7,725	761	89,998	3,973	2,226	2,210	435,393
Balance as at April 1, 2024	272,160	56,340	7,725	761	89,998	3,973	2,226	2,210	435,393
Amortization for the year	—	6,012	421	56	10,938	212	373	—	18,012
Disposals	—	(2,765)	—	—	—	(76)	(1,596)	—	(4,437)
Effect of movements in foreign exchange rates	—	(1,221)	(163)	(7)	(2,082)	(85)	(42)	(48)	(3,648)
Balance as at March 31, 2025	272,160	58,366	7,983	810	98,854	4,024	961	2,162	445,320
Carrying amounts
As at April 1, 2023	561,503	18,480	2,801	159	43,137	493	521	1,880	628,974
As at March 31, 2024	559,885	17,850	1,996	100	31,691	692	615	557	613,386
As at April 1, 2024	559,885	17,850	1,996	100	31,691	692	615	557	613,386
As at March 31, 2025	551,905	18,555	3,606	42	20,499	940	199	2,045	597,791

* Represents addition of USD 6,768 (March 31, 2024: USD 6,455) to intangible assets under development, adjusted for amounts capitalized out of intangible assets under development amounting to USD 5,237 (March 31, 2024: USD 7,760).

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

19)
INTANGIBLE ASSETS AND GOODWILL – (Continued)

Impairment testing for CGUs containing goodwill

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment.

The allocation of goodwill to the CGUs is as follows:

	As at March 31
Particulars	2024	2025
Air ticketing	224,184	220,112
Hotels and packages	206,863	205,490
Bus ticketing	125,494	122,375
Other units without significant goodwill	3,344	3,928
Total	559,885	551,905

The recoverable amount of these CGUs was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGUs. These calculations use cash flow projections over a period of five years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below.

The key assumptions used in the estimation of value are set out as below. The values assigned to the key assumptions represent management's assessment of future trends in the relevant industries and have been based on the historical data from both external and internal sources.

	Air ticketing		Hotels and packages		Bus ticketing
	As at March 31		As at March 31		As at March 31
Particulars	2024	2025	2024	2025	2024	2025
Discount rate (pre-tax)	18.4%	19.1%	19.0%	20.1%	19.5%	20.6%
Discount rate (post-tax)	16.2%	16.5%	16.2%	16.5%	16.2%	16.5%
Terminal value growth rate	4.5%	4.5%	4.5%	4.5%	4.0%	4.0%
Adjusted margin growth rate	8.1% - 15.5%	10.1% - 15.6%	13.3% - 16.8%	13.0% - 20.7%	11.0% - 18.6%	10.0% - 20.0%
EBITDA margin* (5 years)	7.3% - 8.7%	6.5% -7.0%	13.3% - 19.1%	17.5% - 21.9%	22.3% - 24.4%	19.9% - 26.1%

* EBITDA margin is defined as Earnings before interest, tax, depreciation and amortization (EBITDA) as a percentage of Adjusted margin.

The above pre-tax discount rate is based on the Weighted Average Cost of Capital (WACC) of comparable market participant, which is adjusted for specific risks.

These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate, Adjusted margin growth rate and EBITDA margins were determined based on management's estimate. Budgeted EBITDA margin was based on expectations of future outcomes taking into account past experience, adjusted for anticipated Adjusted margin growth. Adjusted margin growth was projected taking into account the average growth levels experienced in past and the estimated adjusted margin growth for future. The estimation of value in use reflects various assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and EBITDA margin, as well as other key assumptions with respect to matters outside of the Group's control. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

19)
INTANGIBLE ASSETS AND GOODWILL – (Continued)

Impairment testing for CGUs containing goodwill – (Continued)

Based on the above, no impairment was identified as at March 31, 2024 and March 31, 2025 as the recoverable value of the CGUs exceeded the carrying value. No reasonably possible change in any of the above key assumptions would cause the carrying amount of these CGUs to exceed their recoverable amount.

20)
TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets and Liabilities

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2024	2025
Deductible temporary differences	461	771
Tax losses carry forwards	30,493	10,905
Total	30,954	11,676

During the years ended March 31, 2023, 2024 and 2025, the Company did not recognize deferred tax assets on tax losses carried forward and other temporary differences mainly related to share based payments and employee benefits related to some entities of the Group, because it is not probable that future taxable profits will be available against which these items can be utilized. However, deferred tax assets have been recognised only to the extent of deferred tax liabilities in such cases. The above tax losses (including unabsorbed depreciation) as at March 31, 2025 in the subsidiaries will expire at various dates ranging from 2026 to 2043 except for the tax losses and unabsorbed depreciation amounting to USD 4,233 (March 31, 2024: USD 4,299), which can be carried forward for an indefinite period.

As at March 31, 2025, no deferred tax liability was recognised on temporary difference of USD 2,909 (March 31, 2024: USD 4,956) related to investment in subsidiaries, as the Company controls the dividend policy of its subsidiary i.e. the Company controls the timing of reversal of the related taxable temporary differences and management is satisfied that they will not reverse in the foreseeable future.

Recognized Deferred Tax Assets and Liabilities

During the year ended March 31, 2024 the management revised its estimates of future taxable profits, since business operations of the Company along with revenue, result from operating activities and profitability had consistently improved significantly during the years ended March 31, 2023 and March 31, 2024 post COVID-19 pandemic, coupled with Company's continued focus on optimizing costs by leveraging highly variable and more efficient fixed cost structure. As a result, the Company recognised the tax effect of USD 601,200 of previously unrecognised tax losses and deductible temporary differences (tax impact: USD 151,310) because management considered it probable that future taxable profits would be available against which such losses can be used.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

20)
TAX ASSETS AND LIABILITIES – (Continued)

Recognized Deferred Tax Assets and Liabilities – (Continued)

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	2024	2025	2024	2025	2024	2025
Particulars	Assets		Liabilities		Net
Property, plant and equipment	1,249	1,406	(3,062)	(2,701)	(1,813)	(1,295)
Intangible assets, excluding goodwill	—	—	(7,239)	(4,406)	(7,239)	(4,406)
Trade and other receivables	870	974	—	—	870	974
Other current assets	3,037	2,965	—	—	3,037	2,965
Convertible notes	—	—	(4,314)	(2,367)	(4,314)	(2,367)
Employee benefits	2,704	3,428	—	—	2,704	3,428
Other current liabilities	1,949	1,666	—	—	1,949	1,666
Lease liabilities	3,767	3,465	—	—	3,767	3,465
Trade and other payables	1,825	859	—	—	1,825	859
Contract liabilities	240	513	—	—	240	513
Share based payments	23,627	24,534	—	—	23,627	24,534
Tax loss carry forwards	99,953	73,626	—	—	99,953	73,626
Others	—	—	(43)	(57)	(43)	(57)
Deferred tax assets/ (liabilities) before set off	139,221	113,436	(14,658)	(9,531)	124,563	103,905
Set off	(9,904)	(7,005)	9,904	7,005	—	—
Net deferred tax assets/(liabilities)	129,317	106,431	(4,754)	(2,526)	124,563	103,905

Movement in recognised deferred tax assets/(liabilities) during the year

Particulars	Balance as at April 1, 2023	Acquired in business combinations	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2024
Property, plant and equipment	(3,381)	—	1,556	—	12	(1,813)
Intangible assets, excluding goodwill	(11,315)	(189)	4,307	—	(42)	(7,239)
Trade and other receivables	43	—	876	—	(49)	870
Other current assets	—	—	3,015	—	22	3,037
Convertible notes	(2,082)	—	(2,232)	—	—	(4,314)
Employee benefits	86	—	2,399	248	(29)	2,704
Other non-current liabilities	10	—	(10)	—	—	—
Other current liabilities	—	—	1,924	—	25	1,949
Lease liabilities	3,467	—	325	—	(25)	3,767
Trade and other payables	—	—	1,831	—	(6)	1,825
Contract liabilities	—	—	241	—	(1)	240
Share based payments	—	—	23,786	—	(159)	23,627
Tax losses carry forwards	12,350	—	88,179	—	(576)	99,953
Others	—	—	(48)	—	5	(43)
Total	(822)	(189)	126,149	248	(823)	124,563

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

20)
TAX ASSETS AND LIABILITIES – (Continued)

Recognized Deferred Tax Assets and Liabilities – (Continued)

Movement in recognised deferred tax assets/(liabilities) during the year – (Continued)

Particulars	Balance as at April 1, 2024	Acquired in business combinations	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2025
Property, plant and equipment	(1,813)	—	479	—	39	(1,295)
Intangible assets, excluding goodwill	(7,239)	—	2,681	—	152	(4,406)
Trade and other receivables	870	—	127	—	(23)	974
Other current assets	3,037	—	4	—	(76)	2,965
Convertible notes	(4,314)	—	1,947	—	—	(2,367)
Employee benefits	2,704	—	603	197	(76)	3,428
Other current liabilities	1,949	—	(237)	—	(46)	1,666
Lease liabilities	3,767	—	(211)	—	(91)	3,465
Trade and other payables	1,825	—	(930)	—	(36)	859
Contract liabilities	240	—	282	—	(9)	513
Share based payments	23,627	—	1,510	—	(603)	24,534
Tax losses carry forwards	99,953	—	(24,099)	—	(2,228)	73,626
Others	(43)	—	(16)	—	2	(57)
Total	124,563	—	(17,860)	197	(2,995)	103,905

In March 2024, the Company filed a composite scheme of amalgamation and arrangement between subsidiaries of the Group, MakeMyTrip (India) Private Limited ("MMT India") and Redbus India Private Limited ("RB India") whereby RB India as an entity is proposed to be amalgamated with MMT India with the appointed date of April 1, 2024, subject to necessary approval from the National Company Law Tribunal and other relevant regulatory authorities. As these approvals are substantive in nature, the related financial statement impact will be taken in the year in which such approvals will be obtained. If this scheme gets approved, the Company estimates that it will not be able to take the benefits of the recognised deferred tax assets to the extent of USD 9,829 on the carry forward losses (including unabsorbed depreciation) as these losses will no longer be available for utilization.

21)
TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2024	2025
Trade and other receivables, net of provision	83,116	129,201
Security deposits, net of provision	9,804	12,148
Interest accrued	6,453	8,458
Due from employees	273	215
Total	99,646	150,022

Non-current	7,696	8,879
Current	91,950	141,143
Total	99,646	150,022

The trade receivables primarily consists of dues from airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The Group’s exposure to credit and currency risk is disclosed in note 5 and 34.

The information related to impairment losses related to trade and other receivables is disclosed in note 16 and 34.

Trade and other receivables from related parties are disclosed in note 37.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

22)
CASH AND CASH EQUIVALENTS

		As at March 31
Particulars		2024	2025
Cash in hand		158	271
Funds in transit		58,874	85,727
Bank balances		148,762	177,507
Term deposits		119,271	245,393
Cash and cash equivalents in the Statement of Financial Position	(a)	327,065	508,898
Bank overdrafts used for cash management purposes	(b)	—	(536)
Cash and cash equivalents in the statement of Cash Flows	(a+b)	327,065	508,362

As of March 31, 2025, bank balances include USD 1,605 (March 31, 2024: USD 774) pledged against letters of credit and bank guarantees issued to various airlines and suppliers of hotel and other services.

Funds in transit represents the amount collected from customers through credit cards/net banking which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to currency risk, credit risk and interest rate risk along with sensitivity analysis for financial assets is disclosed in note 5 and 34.

23)
TERM DEPOSITS

	As at March 31
Particulars	2024	2025
Term deposits	280,688	254,416
Total	280,688	254,416
Non-current	966	2,130
Current	279,722	252,286
Total	280,688	254,416

As at March 31, 2025, term deposits amounting to USD 2,974 (March 31, 2024: USD 2,859) marked as lien with National Company Law Appellate Tribunal and USD 4,989 (March 31, 2024: USD 3,169) pledged mainly with banks against bank guarantees, bank overdraft facility and other facilities.

The Group’s exposure to credit risk and interest rate risk along with sensitivity analysis for financial assets is disclosed in note 5 and 34.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

24)
OTHER CURRENT ASSETS

	As at March 31
Particulars	2024	2025
Advance to suppliers^	145,423	144,324
Prepaid expenses	4,607	5,512
Receivable from related party#	24	—
Other assets	3,069	3,095
Total	153,123	152,931

# Loan given to Saaranya Hospitality Technologies Private Limited (equity-accounted investee) (refer note 37).

^ The Company pays advances to airlines for the procurement of airline tickets. These advances are utilized against the subsequent purchase of airline tickets. The outstanding airline balances as at March 31, 2025 includes amounts recoverable from Go Airlines (India) Limited ("Go First") amounting to USD 20,949 (March 31, 2024: USD 20,949), which includes refund due to customers of USD 10,902 (March 31, 2024: USD 10,902).

In May 2023, Go First filed an application for voluntary insolvency resolution proceedings before the National Company Law Tribunal ("NCLT") in India. The NCLT admitted the application and granted protection to Go First by imposing a moratorium against recovery by lessors, lenders, and other creditors of Go First. In addition, the NCLT had appointed a resolution professional (‘RP’) to operate Go First and to maintain Go First as a going concern.

The RP had prepared a revival plan and is making progress in getting interim funding sanctioned from the Committee of Creditors of Go First for funding the airline’s operations. Since the filing was for voluntary insolvency, there had been developments in favour of Go First’s possible resumption of operations including relief via moratorium from lease payments, interim approvals for the proposed revival plan and in-principle approval for funding among others including receipt of regulatory approval subject to certain conditions from Director General of Civil Aviation ("DGCA") which is the aviation regulator in India. The regulatory approval, though subject to conditions such as arrangement of interim funding, ensuring continuing airworthiness of the aircrafts, outcome of the ongoing insolvency resolution proceedings at NCLT and the High Court of Delhi, was critical to the revival process.

Considering cessation of operations of Go First and with no visibility on the resumption of operations along with adverse developments, the Company believes that there is significant uncertainty with respect to amounts recoverable from Go First and therefore, during the year ended March 31, 2024, the Company recorded an impairment provision of USD 10,047.

Further, the High Court of Delhi, directed DGCA to deregister the aircrafts leased by Go First. Consequently, DGCA had deregistered all 54 aircrafts and the lessors had reclaimed their aircrafts. On January 20, 2025, the NCLT ordered the liquidation of Go First following a request from Committee of Creditors.

25)
OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2024	2025
Prepaid expenses	85	402
Total	85	402

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

26)
CAPITAL AND RESERVES

A. Share Capital and Share Premium

	Ordinary Shares			Class B Shares
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2023	66,462,562	33	839,442	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	3,652,013	2	103,855	—	—	—
Balance as at March 31, 2024	70,114,575	35	943,297	39,667,911	20	1,217,920
Balance as at April 1, 2024	70,114,575	35	943,297	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	1,479,937	1	42,228	—	—	—
Treasury shares acquired	(236,012)	—	—	—	—	—
Balance as at March 31, 2025	71,358,500	36	985,525	39,667,911	20	1,217,920

The Company presently has ordinary shares and Class B Convertible Ordinary Shares (“Class B Shares”) with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party.

During the year ended March 31, 2025, the Company purchased 236,012 ordinary shares pursuant to share repurchase plan from the open market at the prevailing market price amounting to USD 21,722, including directly attributable cost. This share repurchase plan was approved by the board of directors on October 31, 2023.

Mauritian law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares and Class B shares in proportion to the number of shares held to the total ordinary shares and Class B shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of Class B shares at par with ordinary shares in proportion to the number of shares held to the total ordinary shares (including Class B shares) outstanding as on that date.

B. Nature and purpose of reserves

i. Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the India, Singapore, Malaysia, Hong Kong, Thailand, the United Arab Emirates, Peru, Colombia, Vietnam, Cambodia, the Kingdom of Saudi Arabia and Indonesia subsidiaries, from their respective functional currencies to the Company's presentation currency.

ii. Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of equity investments at FVOCI.

iii. Share-based payment reserve

Share based payment reserve comprises the value of equity-settled share based awards provided to employees including key management personnel, as part of their remuneration.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

26)
CAPITAL AND RESERVES – (Continued)

B. Nature and purpose of reserves – (Continued)

iv. Equity component of convertible notes

It represents equity component of convertible notes issued in the year ended March 31, 2021. (refer note 28)

v. Treasury shares reserve

The treasury shares reserve comprises of the amount paid for repurchase of Parent Company’s ordinary shares. As at March 31, 2025 the Group held 236,012 shares of the Parent Company's ordinary shares as treasury shares.

C. Capital management

Equity share capital and other equity are considered for the purpose of Group’s capital management. The Group’s objective for capital management is to manage its capital so as to safeguard its ability to continue as a going concern and to support the growth of the Group. The capital structure of the Group is based on management’s judgement of its strategic and day-to-day needs with a focus on total equity so as to maintain investors, creditors and market confidence. The funding requirements are met through equity, convertible notes and operating cash. The Group’s focus is to keep strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Group. The Group is not subject to any externally imposed capital requirements.

27)
EARNINGS (LOSS) PER SHARE

The following is the reconciliation of the earnings or loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted earnings (loss) per share for the year ended March 31, 2023, 2024 and 2025:

	For the year ended March 31
Particulars	2023	2024	2025
Earnings (loss) attributable to ordinary shareholders (including Class B shareholders) used in computing basic earnings (loss) per share (A)	(11,321)	216,801	95,101
Interest expense and changes in carrying amount of convertible notes, net of tax	—	(10,857)	—
Earnings (loss) attributable to ordinary shareholders (including Class B shareholders) used in computing diluted earnings (loss) per share (B)	(11,321)	205,944	95,101
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic earnings (loss) per share (C)	109,656,200	111,094,561	112,592,774
Dilutive effect of conversion of convertible notes	—	5,934,810	—
Dilutive effect of share based awards	—	1,206,485	1,945,409
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive earnings (loss) per share (D)	109,656,200	118,235,856	114,538,183

Earnings (loss) per share (in USD)
Basic (A/C)	(0.10)	1.95	0.84
Diluted (B/D)	(0.10)	1.74	0.83

For the year ended March 31, 2025, Nil (March 31, 2024: Nil and March 31, 2023: 1,336,069) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

For the year ended March 31, 2025, 5,934,810 (March 31, 2024: Nil and March 31, 2023: 5,934,810) ordinary shares issuable on conversion of convertible notes, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

28)
LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, refer note 5 and 34.

	As at March 31
Particulars	2024	2025
Non-current liabilities
Secured bank loans	2,609	3,118
Lease liabilities	12,969	10,777
Convertible notes	201,240	—
Non-current portion of loans and borrowings	216,818	13,895

	As at March 31
Particulars	2024	2025
Current liabilities
Current portion of secured bank loans	1,117	1,485
Current portion of lease liabilities	3,689	4,582
Current portion of convertible notes	—	216,075
Current portion of loans and borrowings	4,806	222,142

On February 9, 2021, the Company had issued USD 230,000 principal amount 0.00% convertible senior notes (the "Notes") including USD 30,000 in aggregate principal amount of the Notes issued pursuant to the full exercise of the initial purchasers’ option to purchase additional Notes.

The Notes are convertible based upon an initial conversion rate of 25.8035 of the Company’s ordinary shares, par value USD 0.0005 per share (the “ordinary shares”) per USD 1,000 principal amount of Notes (equivalent to a conversion price of approximately USD 38.75 per ordinary share). The Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted. The Notes will be convertible into ordinary shares, at the option of the holders, in integral multiples of USD 1,000 principal amount, at any time prior to the close of business on the second business day preceding February 15, 2028. Holders of the Notes have the right to require the Company to repurchase for cash all or part of their Notes on February 15, 2024 and February 15, 2026 (each, a “repurchase date”) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the relevant repurchase date ("Repurchase Right").

The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for accrued and unpaid special interest, if any. In addition, in connection with a make-whole fundamental change or following the Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes “in connection with” such make-whole fundamental change or a notice of tax redemption, as the case may be. Further, the Company may, at its option, redeem the Notes, in whole but not in part, following the occurrence certain tax law changes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date (unless the redemption date falls after a special interest record date but on or prior to the special interest payment date to which such special interest record date relates, in which case the Company will instead pay the full amount of accrued and unpaid special interest, if any, to the holder of record as of the close of business on such special interest record date, and the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed).

Upon the occurrence of a fundamental change, holders may require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

28)
LOANS AND BORROWINGS – (Continued)

The Notes are general unsecured obligations of the Company. The Notes rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes, rank equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated, are effectively subordinated in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally junior to all indebtedness and other liabilities of the Company’s subsidiaries.

The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as equity component of convertible notes in equity. The resulting discount, together with the allocated issuance costs, were accreted at an effective interest rate of 7.39% over the period from the issuance date to February 15, 2024, the earliest put date of the Notes representing the first date on which the amount could be required to be paid to the Notes holders.

On January 17, 2024, the Company had notified holders of the Notes, of the right, at the option such holder, to require the Company to repurchase at par all of such holder’s Notes or any portion thereof that is an integral multiple of USD 1,000 principal amount for cash on February 15, 2024, or the Repurchase Right, if properly tendered by the holders subject to the terms and conditions set forth. However, no notes were tendered for repurchase. The next repurchase date will be February 15, 2026 as per the agreement.

Consequent to aforementioned event, the Company had adjusted the gross carrying amount of the Notes at the present value of the estimated future contractual cash flows that are discounted up to next repurchase date at the original effective interest rate to reflect actual and revised estimated contractual cash flows. The difference of USD 30,578 between the gross carrying amount as at February 15, 2024 and revised gross carrying amount was recognised in statement of profit or loss as reversal of finance cost (refer note 16), being change in carrying value of financial liabilities measured at amortised cost during the year ended March 31, 2024. The revised carrying amount of the Notes will be accreted up to the principal amount over a remaining period of 0.88 years (March 31, 2024: 1.88 years) representing the next date on which the amount could be required to be paid to the Notes holders.

Terms and repayment schedule of secured bank loans, lease liabilities and convertible notes:

				As at March 31, 2024		As at March 31, 2025
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Secured bank loans	INR	7%-10%	2024 - 2030	4,961	3,726	6,595	4,603
Lease liabilities	Multiple	2%-12%	2024 - 2029	42,536	16,658	45,091	15,359
Convertible notes	USD	7.39%	2026	230,000	201,240	230,000	216,075

The bank loans are secured over motor vehicles with a carrying amount of USD 5,264 as at March 31, 2025 (March 31, 2024: USD 4,184).

The information related to contractual maturities of lease liabilities is disclosed in note 34.

Credit facilities

The Group has fund based limits with various banks amounting to USD 32,901 as at March 31, 2025 (March 31, 2024: USD 25,897). Additionally, in order to increase Statement of Financial Position flexibility and provide a back-up source of liquidity for any contingencies or investment opportunities, the Group has secured credit and guarantee facilities of USD 70,000 from an affiliate of Group's largest shareholder. As at March 31, 2025, the Group has drawn Nil (March 31, 2024: Nil) against these limits.

As at March 31, 2025, the Group has non-fund based limits of USD 57,775 (March 31, 2024: USD 58,281) for bank guarantees, primarily in favour of International Air Transport Association ('IATA') and other suppliers from various banks, against any payment default by the Company. Against these limits, the Group has pledged certain bank balances, term deposits, property, plant and equipment [excluding land, building, motor vehicles and buildings (right of use)] and trade receivables ('security') of USD 167,228 (March 31, 2024: USD 129,353) of various subsidiaries. However, in case of default, enforcement of security is limited to the extent of amount due against withdrawn limits. As at March 31, 2025 and March 31, 2024, the Parent Company has issued guarantees to banks in respect of credit facilities granted to MakeMyTrip (India) Private Limited.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

28)
LOANS AND BORROWINGS – (Continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Changes in cash flows from financing activities

	Liabilities
	Secured bank loans	Lease liabilities	Convertible notes	Total
Balance as at April 1, 2022	1,392	13,952	201,240	216,584

Proceeds from bank loans	2,168	—	—	2,168
Repayment of bank loans	(749)	—	—	(749)
Acquired through business combination	—	199	—	199
Additions to lease liabilities	—	7,255	—	7,255
Adjustment due to modifications	—	(1,435)	—	(1,435)
Payment of lease liabilities	—	(2,415)	—	(2,415)
Interest accrued	189	1,554	14,878	16,621
Interest paid	(189)	(1,554)	—	(1,743)
Effect of change in foreign exchange rates	(144)	(1,177)	—	(1,321)
Balance as at March 31, 2023	2,667	16,379	216,118	235,164

Proceeds from bank loans	2,114	—	—	2,114
Repayment of bank loans	(1,009)	—	—	(1,009)
Acquired through business combination	—	115	—	115
Additions to lease liabilities	—	3,540	—	3,540
Adjustment due to modification/change in estimate	—	(26)	(30,578)	(30,604)
Payment of lease liabilities	—	(3,105)	—	(3,105)
Interest accrued	266	1,783	15,700	17,749
Interest paid	(266)	(1,783)	—	(2,049)
Effect of change in foreign exchange rates	(46)	(245)	—	(291)
Balance as at March 31, 2024	3,726	16,658	201,240	221,624

Proceeds from bank loans	2,435	—	—	2,435
Repayment of bank loans	(1,455)	—	—	(1,455)
Acquired through business combination	—	22	—	22
Additions to lease liabilities	—	2,958	—	2,958
Adjustment due to modification	—	(123)	—	(123)
Payment of lease liabilities	—	(3,763)	—	(3,763)
Interest accrued	405	1,697	14,835	16,937
Interest paid	(405)	(1,697)	—	(2,102)
Effect of change in foreign exchange rates	(103)	(393)	—	(496)
Balance as at March 31, 2025	4,603	15,359	216,075	236,037

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

29)
OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2024	2025
Statutory liabilities	26,820	23,188
Employee related payables	8,467	8,250
Refund due to customers	45,870	51,011
Deferred income	105	—
Other liabilities (related to business combination) (refer note 7 (c) and 7 (e))	—	4,390
Total	81,262	86,839

30)
OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2024	2025
Deferred income	5	—
Other liabilities (related to business combinations) (refer note 7 (c) and (d))	12,438	12,396
Total	12,443	12,396

31)
TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2024	2025
Trade payables	67,054	91,237
Accrued expenses	51,494	55,762
Total	118,548	146,999

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 34.

32)
EMPLOYEE BENEFITS

	As at March 31
Particulars	2024	2025
Net defined benefit liability	9,316	12,033
Other long term employee benefit (liability for compensated absences)	2,346	2,672
Total employee benefit liabilities	11,662	14,705

	As at March 31
Particulars	2024	2025
Present value of unfunded obligation	9,316	12,033
Total	9,316	12,033

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

32)
EMPLOYEE BENEFITS – (Continued)

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiaries is a defined benefit plan. The plan in Q2T and Simplotel is funded, whereas plan for the rest of Indian subsidiaries are unfunded. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group.

A. Movement in the net defined benefit liability

The following table shows a reconciliation from the opening balances to the closing balances for the net defined liability and its components:

Particulars	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	As at March 31		As at March 31		As at March 31
	2024	2025	2024	2025	2024	2025
Opening balance	7,245	9,467	(155)	(151)	7,090	9,316
Acquired through business combination (refer note 7 (d) and 7 (e))	95	271	—	—	95	271

Included in profit or loss
Current service cost	1,180	1,687	—	—	1,180	1,687
Past service cost (credit)	(307)	—	—	—	(307)	—
Interest cost (income)	492	636	(11)	(9)	481	627
	1,365	2,323	(11)	(9)	1,354	2,314
Included in other comprehensive income
Remeasurement loss (gain) :
-Actuarial loss (gain) arising from :
-demographic assumptions	854	(20)	—	—	854	(20)
-financial assumptions	17	417	—	—	17	417
-experience adjustment	340	441	—	—	340	441
-Return on plan assets excluding interest income	—	—	1	1	1	1
	1,211	838	1	1	1,212	839
Effects of movement in foreign exchange rates	(118)	(259)	3	3	(115)	(256)
Other
Contribution by employer	—	—	(2)	(11)	(2)	(11)
Benefits paid	(331)	(481)	13	41	(318)	(440)
Closing balance	9,467	12,159	(151)	(126)	9,316	12,033

Represented by:

	As at March 31
Particulars	2024	2025
Net defined benefit liability	9,316	12,033
Net defined benefit assets	—	—
	9,316	12,033

During the year ended March 31, 2024, the gratuity plan for the employees was amended for revision in the underlying ceiling limits.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

32)
EMPLOYEE BENEFITS – (Continued)

Defined Benefit Plan – (Continued)

B. Actuarial assumptions

Principal actuarial assumptions are given below:

As at March 31
Particulars	2024	2025
Discount rate (per annum)	6.90%-7.00%	6.40%-6.50%
Future salary growth (per annum)	7.00%-11.00%	7.00%-12.00%
Withdrawal rate	5.00%-25.00%	6.00%-25.00%

Assumptions regarding future mortality rates are based on Indian Assured Lives Mortality (2006-08) Ultimate as published by Insurance Regulatory and Development Authority (IRDA).

The actuarial valuation is carried out half yearly by an independent actuary. The discount rate used for determining the present value of obligation under the defined benefit plan is determined by reference to market yields at the end of the reporting period on Indian Government Bonds. The currency and the term of the government bonds is consistent with the currency and term of the defined benefit obligation.

The future salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

C. Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	For the year ended March 31
Particulars	2024		2025
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(560)	630	(730)	822
Future salary growth (1% movement)	594	(542)	771	(703)
Withdrawal rate (5%-10% movement)	(884)	1,853	(1,274)	2,788

D. Plan assets

Plan assets comprise the following:

	As at March 31
Particulars	2024	2025
Funds managed by the insurer	100%	100%

E. Description of plan characteristics

The Gratuity scheme is a final salary defined benefit plan that provides for a lump sum payment made on exit either by way of retirement, death, disability or voluntary withdrawal. The benefits are defined on the basis of final salary and the period of service and paid as lump sum at exit.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

32)
EMPLOYEE BENEFITS – (Continued)

Defined Benefit Plan – (Continued)

F. Description of plan associated risks

1. Interest rate risk : The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

2. Salary inflation risk : Higher than expected increases in salary will increase the defined benefit obligation.

3. Demographic risk : This is the risk of variability of results due to unsystematic nature of decrements that include mortality, withdrawal, disability and retirement. The effect of these decrements on the defined benefit obligation is not straight forward and depends upon the combination of salary increase, discount rate and vesting criteria. It is important not to overstate withdrawals because in the financial analysis the retirement benefit of a short career employee typically costs less per year as compared to a long service employee.

G. Expected benefit payments for the year ending:

Amount
March 31, 2026	1,464
March 31, 2027	1,508
March 31, 2028	2,300
March 31, 2029	1,964
March 31, 2030	2,432
Thereafter	11,792

H. The Group expects to pay USD 39 in contribution to its defined benefit plans in the next annual reporting period.

I. The weighted average duration of the defined benefit obligation is 3-8 years (March 31, 2024: 3-8 years).

33)
SHARE BASED PAYMENT

Description of the share based payment arrangements

As at March 31, 2024 and 2025, the Group had the following equity-settled share based payment arrangement programs:

a) Share Incentive Plan

i) Restricted Share Units (RSUs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the years ended March 31, 2023, 2024 and 2025, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each restricted share unit represents the right to receive one common share. The fair value of each restricted share unit is the market price of one common share of the Group on the date of grant.

Terms and Conditions of the RSUs

The terms and conditions relating to the RSUs grants under this Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2023	1,455,554	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2024	829,578	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2025	578,796	Refer notes	4 – 8 years

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

33)
SHARE BASED PAYMENT – (Continued)

a) Share Incentive Plan – (Continued)

i) Restricted Share Units (RSUs) – (Continued)

Notes:

Of the RSUs granted during the year ended March 31, 2025:

- 301,167 (March 31, 2024: 571,784 and March 31, 2023: 1,120,117) RSUs have graded vesting over 4 years: 25% on the expiry of 12 months from the grant date, 25% on the expiry of 24 months from the grant date, 25% on the expiry of 36 months from the grant date, 25% on the expiry of 48 months from the grant date.

- Nil (March 31, 2024: Nil and March 31, 2023: 335,274) RSUs have 100% vesting on September 30, 2025 and Nil (March 31, 2024: 209,731 and March 31, 2023: Nil) RSUs have 100% vesting on September 30, 2026 and 121,232 (March 31, 2024: Nil and March 31, 2023: Nil) RSUs have 100% vesting during the quarter ended September 30, 2027. Further, the Group's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the factors like Group performance (revenue, profit and gross merchandise value) of next three financial years and service condition. Maximum shares the employees are eligible to receive under this scheme are 150% of the total RSUs granted. For the grants given in financial year ended March 31, 2022, there has been a upward adjustment of 138,615 number of RSUs based on the Group's performance for the financial year ended March 31, 2022, 2023 and 2024.

- 13,379 (March 31, 2024: Nil and March 31, 2023: Nil) RSUs were fully vested on expiry of six months from the grant date.

- 4,403 (March 31, 2024: 48,063 and March 31, 2023: 163) RSUs were fully vested on the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting or within a period of 6 months from the date of termination of employment, whichever is earlier.

The number and weighted average exercise price of RSUs under share incentive plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the year ended March 31
Particulars	2023	2023	2024	2024	2025	2025
Outstanding at the beginning of the year	0.0005	7,445,641	0.0005	7,773,744	0.0005	5,041,216
Granted during the year	0.0005	1,455,554	0.0005	829,578	0.0005	578,796
Forfeited and expired during the year	0.0005	(369,630)	0.0005	(178,993)	0.0005	(89,567)
Exercised during the year	0.0005	(757,821)	0.0005	(3,383,113)	0.0005	(1,165,497)
Outstanding at the end of the year	0.0005	7,773,744	0.0005	5,041,216	0.0005	4,364,948
Exercisable at the end of the year	0.0005	4,327,478	0.0005	2,234,132	0.0005	2,416,977

The grant date fair value of RSUs granted during the year is in the range of USD 55.00 to USD 105.29 (March 31, 2024: USD 24.00 to USD 55.42 and March 31, 2023: USD 24.25 to USD 32.62).

The RSUs outstanding at March 31, 2025 have an exercise price per share of USD 0.0005 (March 31, 2024: USD 0.0005 and March 31, 2023: USD 0.0005) and a weighted average remaining contractual life of 4.0 years (March 31, 2024: 4.3 years and March 31, 2023: 3.9 years).

During the year ended March 31, 2025, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 35,927 (March 31, 2024: USD 36,936 and March 31, 2023: USD 34,651) for the RSUs granted under the Share Incentive Plan.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

33)
SHARE BASED PAYMENT – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

a) Share Incentive Plan – (Continued)

ii) Employee Stock Options (ESOPs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). Each ESOP represents the right to receive one hundred common equity shares of the Group. No options were granted during the years ended March 31, 2023, 2024 and 2025, respectively.

The number and weighted average exercise price of ESOPs under share incentive plan are as follows:

	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2023	2023	2024	2024	2025	2025
Outstanding at the beginning of the year	2,229	19,489	2,229	18,502	2,229	15,813
Exercised during the year	2,229	(987)	2,229	(2,689)	2,229	(3,144.4)
Outstanding at the end of the year	2,229	18,502	2,229	15,813	2,229	12,668.6
Exercisable at the end of the year	2,229	18,502	2,229	15,813	2,229	12,668.6

The ESOPs outstanding at March 31, 2025 have an exercise price per option of USD 2,229 (March 31, 2024: USD 2,229 and March 31, 2023: USD 2,229) and a weighted average remaining contractual life of 4.7 years (March 31, 2024: 1.4 years and March 31, 2023: 2.4 years), after the extension of the expiry date of outstanding ESOPs during the year ended March 31, 2025.

During the year ended March 31, 2025, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD Nil (March 31, 2024: Nil and March 31, 2023: USD 966) for the ESOPs granted under the Share Incentive Plan.

b) Employee Stock Option Plan 2015 ("Simplotel Plan 2015")

In 2015, Simplotel, one of the Group’s subsidiary (refer note 7 (c)), approved a share option plan in India, named the Employees Stock Option Plan 2015, hereinafter referred as "Simplotel Plan 2015". During the year ended March 31, 2025, Nil Simplotel Employee Stock Options ("Simplotel ESOP") (March 31, 2024: 192, March 31, 2023: Nil) were granted to employees. Each Simplotel ESOP represents the right to receive one equity share of Simplotel.

The number and weighted average exercise price of Simplotel ESOP under the Simplotel Plan 2015 are as follows:

	Weighted Average Exercise Price per Simplotel ESOP (USD)	Number of Awards	Weighted Average Exercise Price per Simplotel ESOP (USD)	Number of Awards	Weighted Average Exercise Price per Simplotel ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2023	2023	2024	2024	2025	2025
Outstanding at beginning of the year	0.12	1,073	0.12	1,065	0.12	1,202
Granted during the year	—	—	0.12	192	—	—
Forfeited and expired during the year	0.12	(8)	0.12	(55)	0.12	(49)
Outstanding at the end of the year	0.12	1,065	0.12	1,202	0.12	1,153
Exercisable at the end of the year	0.12	947	0.12	949	0.12	992

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

33)
SHARE BASED PAYMENT – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

b) Employee Stock Option Plan 2015 ("Simplotel Plan 2015") – (Continued)

Inputs for Measurement of Grant Date Fair Values of Simplotel ESOP Plan

For the year ended March 31, 2024
Fair value of ESOP and assumptions
Share price at grant date (USD)	442.90
Fair value at grant date (USD)	442.90
Exercise price (USD)	0.12
Expected volatility	46.50%
Expected term	6 years
Expected dividends	—
Risk-free interest rate	7.60%

During the year ended March 31, 2024, 192 Simplotel ESOPs have graded vesting over 4 years: 10% will vest on completion of one year from the grant date, remaining Simplotel ESOPs will equally vest quarterly thereafter in the remaining 3 years in the ratio of 20% in second year, 30% in third year and 40% in fourth year from the date of grant.

The Simplotel ESOPs outstanding at March 31, 2025 have an exercise price per Simplotel ESOP of USD 0.12 (March 31, 2024: USD 0.12, March 31, 2023: 0.12). The weighted average remaining contractual life of the Simplotel ESOPs granted under this plan is 9.5 years (March 31, 2024: 10 years).

During the year ended March 31, 2025, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 22 (March 31, 2024: USD 1, March 31, 2023: USD 26), for the Simplotel ESOPs granted under Simplotel Plan 2015.

c) Book My Forex Employees Stock Option Plan, 2022 ("BMF Plan 2022")

In 2022, BMF, one of the Group’s subsidiary (refer note 7 (b)), approved a plan in India, named it Book My Forex Employees Stock Option Plan, 2022, hereinafter referred as "BMF Plan 2022". During the year ended March 31 2025, 476 BMF Employee Stock Options ("BMF ESOPs") (March 31, 2024: 2,490, March 31, 2023: Nil) were granted to employees. Each BMF ESOP represents the right to receive one equity share of BMF.

The number and weighted average exercise price of BMF ESOPs under the BMF Plan 2022 are as follows:

	Weighted Average Exercise Price per BMF ESOP (USD)	Number of Awards	Weighted Average Exercise Price per BMF ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2024	2024	2025	2025
Outstanding at beginning of the year	—	—	0.12	2,490
Granted during the year	0.12	2,490	0.12	476
Forfeited and expired during the year	—	—	0.12	(249)
Outstanding at the end of the year	0.12	2,490	0.12	2,717
Exercisable at the end of the year	—	—	0.12	1,162

Inputs for Measurement of Grant Date Fair Values of BMF Plan 2022

For the year ended March 31, 2024
Fair value of BMF ESOP and assumptions
Share price at grant date (USD)	16.65
Fair value at grant date (USD)	16.65
Exercise price (USD)	0.12
Expected volatility	46.40%
Expected term	6 years
Expected dividends	—
Risk-free interest rate	7.32%

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

33)
SHARE BASED PAYMENT – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

c) Book My Forex Employees Stock Option Plan, 2022 ("BMF Plan 2022") – (Continued)

Notes:

Of the BMF ESOPs granted during the year ended March 31, 2025:

-Nil (March 31, 2024: 1,992) BMF ESOPs have graded vesting over 2 years: 50% will vest on completion of one year from the grant date and remaining 50% will vest on completion of two years from the grant date.

-476 (March 31, 2024: 498) BMF ESOPs have graded vesting over 3 years: one third will vest on completion of one, two and three years from the grant date respectively.

The BMF ESOPs outstanding at March 31, 2025 have an exercise price per BMF ESOP of USD 0.12 (March 31, 2024: USD 0.12). The weighted average remaining contractual life of the BMF ESOPs granted under this plan is 11.7 years (March 31, 2024: 10.6 years).

During the year ended March 31, 2025, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 7 (March 31, 2024: USD 26), for the BMF ESOPs granted under BMF Plan 2022.

d) Savaari Car Rentals Private Limited Employee Stock Option Plan

i.
2013 Employee Stock Option Plan ("Savaari Plan 2013")

In 2013, Savaari, one of the Group’s subsidiary (refer note 7 (d)), approved a share option plan in India, named it 2013 Employee Stock Option Plan, hereinafter referred as "Savaari Plan 2013". Each Savaari ESOP represents the right to receive one equity share of Savaari. No Savaari ESOPs were granted during the year ended March 31, 2024 and 2025 under this plan.

The number and weighted average exercise price of Savaari ESOPs under the Savaari Plan 2013 are as follows:

	Weighted Average Exercise Price per Savaari ESOP (USD)	Number of Awards	Weighted Average Exercise Price per Savaari ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2024	2024	2025	2025
Outstanding at the date of acquisition / Outstanding at beginning of the year	0.01	30,710	0.01	30,685
Forfeited and expired during the year	0.01	(25)	0.01	(8,689)
Exercised during the year*	—	—	0.01	(14,101)
Outstanding at the end of the year	0.01	30,685	0.01	7,895
Exercisable at the end of the year	0.01	30,637	0.01	7,895

The Savaari ESOPs outstanding at March 31, 2025 have an exercise price per Savaari ESOP of USD 0.01 (March 31, 2024: USD 0.01). The weighted average remaining contractual life of the Savaari ESOPs granted under this plan is 5 years (March 31, 2024: 6.1 years).

During the year ended March 31, 2025, share based payment expense recognized under personnel expenses (refer note 13) amounted to Nil (March 31, 2024: USD ^), for the Savaari ESOPs granted under Savaari Plan 2013.

* During the year ended March 31, 2025, Savaari has settled 16,992 Savaari ESOPs by paying a cash consideration of USD 122.

^ less than 1

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

33)
SHARE BASED PAYMENT – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

d) Savaari Car Rentals Private Limited Employee Stock Option Plan – (Continued)

ii.
Employee Stock Option Plan-2024 ("Savaari Plan 2024")

During the year ended March 31, 2025 , Savaari, one of the Group’s subsidiary, approved a share option plan in India, named it Employee Stock Option Plan-2024, hereinafter referred as "Savaari Plan 2024". Each Savaari 2024 ESOP represents the right to receive one equity share of Savaari. 23,308 Savaari 2024 ESOPs were granted during the year ended March 31, 2025 under this plan.

The number and weighted average exercise price of Savaari 2024 ESOPs under the Savaari Plan 2024 are as follows:

	Weighted Average Exercise Price per Savaari 2024 ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2025	2025
Outstanding at beginning of the year	—	—
Granted during the year	0.01	23,308
Forfeited and expired during the year	0.01	(5,158)
Outstanding at the end of the year	0.01	18,150
Exercisable at the end of the year	—	—

Inputs for Measurement of Grant Date Fair Values of Savaari Plan 2024

For the Year Ended March 31, 2025
Fair value of Savaari 2024 ESOP and assumptions
Share price at grant date (USD)	16.48
Fair value at grant date (USD)	16.48
Exercise price (USD)	0.01
Expected volatility	37.32%
Expected term	5 years
Expected dividends	—
Risk-free interest rate	6.47%

Notes:

Of the Savaari 2024 ESOPs granted during the year ended March 31, 2025:

-1,650 Savaari 2024 ESOPs have 100% vesting on completion of one year from the grant date.

-21,658 Savaari 2024 ESOPs have graded vesting over 5 years: 20% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 20% on the expiry of 36 months from the grant date, 20% on the expiry of 48 months from the grant date, 20% on the expiry of 60 months from the grant date.

The Savaari 2024 ESOPs outstanding at March 31, 2025 have an exercise price per Savaari 2024 ESOP of USD 0.01. The weighted average remaining contractual life of the Savaari 2024 ESOPs granted under this plan is 7.5 years.

During the year ended March 31, 2025, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 62 for the Savaari 2024 ESOPs granted under Savaari Plan 2024.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS

a) Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets and contract assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was as follows:

	As at March 31
Particulars	2024	2025
Contract assets	253	507
Trade and other receivables	99,646	150,022
Receivable from related party	24	—
Term deposits	280,688	254,416
Cash and cash equivalents (except cash in hand)	326,907	508,627
Total	707,518	913,572

The cash and cash equivalents and term deposits are mainly held with banks, which are rated A+, A, AA-, A-, BBB, BB+, BB-, Ba1, based on (rating agency Fitch) ratings. The Group considers that its cash and cash equivalents and term deposits have low credit risk based on the external credit ratings of the counterparties.

The maximum exposure to credit risk for trade and other receivables and contract assets at the reporting date, categorised by type of counterparty was as follows:

	As at March 31
Particulars	2024	2025
Airlines	28,549	35,212
Retail customers	1,856	2,304
Corporate customers	48,465	81,818
Deposits with hotels and others	9,804	12,148
Others	11,225	19,047
Total	99,899	150,529

Impairment Losses

The Group uses a provision matrix to compute the expected credit loss allowance for contract assets and trade and other receivables. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Group's historical experience with customers.

The age of trade and other receivables and contract assets at the reporting date was as follows:

	As at March 31
	2024		2025
Particulars	Gross	Impairment	Gross	Impairment
Not past due	55,815	—	84,968	—
Past due 0-30 days	25,361	—	28,649	—
Past due 30-120 days	14,606	—	26,499	—
More than 120 days	7,316	3,199	14,265	3,852
Total	103,098	3,199	154,381	3,852

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS – (Continued)

a) Credit Risk – (Continued)

Impairment Losses – (Continued)

The movement in the allowance for impairment in respect of trade and other receivables and contract assets during the year was as follows:

	For the year ended March 31
Particulars	2024	2025
Balance at the beginning of the year	2,614	3,199
Allowance for impairment	837	1,168
Amounts written off against the allowance	(201)	(464)
Effects of movement in exchange rate	(51)	(51)
Balance at the end of the year	3,199	3,852

Allowance for impairment mainly represents amounts due from airlines and corporate customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade and other receivables and contract assets.

b) Liquidity risk

The following are the remaining contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2024

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Convertible notes	201,240	230,000	—	—	230,000	—	—
Lease liabilities	16,658	20,689	2,790	2,601	5,345	9,953	—
Secured bank loans	3,726	4,325	710	682	1,230	1,703	^
Trade and other payables	118,548	118,548	118,548	—	—	—	—
Other liabilities (related to business combinations)	12,438	12,438	—	—	—	12,438	—
Refund due to customers	45,870	45,870	45,870	—	—	—	—
Total	398,480	431,870	167,918	3,283	236,575	24,094	^

As at March 31, 2025

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Convertible notes	216,075	230,000	—	230,000	—	—	—
Lease liabilities	15,359	18,291	3,123	2,963	5,368	6,837	—
Secured bank loans	4,603	5,332	942	895	1,440	2,055	^
Trade and other payables	146,999	146,999	146,999	—	—	—	—
Other liabilities (related to business combinations)	16,786	16,786	—	4,390	—	12,396	—
Refund due to customers	51,011	51,011	51,011	—	—	—	—
Total	450,833	468,419	202,075	238,248	6,808	21,288	^

Notes: ^ less than 1

* Represents undiscounted cash flows of interest and principal

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS – (Continued)

Liquidity Risk – (Continued)

The balanced view of liquidity and financial indebtedness (excluding lease liabilities) is stated in the table below:

	As at March 31
Particulars	2024	2025
Cash and cash equivalents, net of bank overdraft	327,065	508,362
Term deposits	280,688	254,416
Loans and borrowings	(204,966)	(220,678)
Net cash position	402,787	542,100

In order to achieve Group's objective to maintain sufficient liquidity to meet its liabilities when they are due, the Group has availed various credit facilities (refer note 28).

c) Market Risk

Currency Risk

Exposure to Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales, purchase of services and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the INR, USD and AED. The currencies in which these transactions are primarily denominated are INR, USD and AED.

The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD) was as follows:

Between USD and INR

	As at March 31
Particulars	2024	2025
Trade and other receivables	2,629	4,105
Trade and other payables	(218,083)	(201,045)
Cash and cash equivalents	5	76
Net exposure	(215,449)	(196,864)

Between AED and INR

	As at March 31
Particulars	2024	2025
Trade and other receivables	41,381	40,281
Trade and other payables	(1,923)	(1,341)
Cash and cash equivalents	38	20
Net exposure	39,496	38,960

Between INR and AED

	As at March 31
Particulars	2024	2025
Trade and other receivables	82,449	80,388
Net exposure	82,449	80,388

The following significant exchange rates have been applied during the year and as at year end:

	Average exchange rate per unit		Reporting date rate per unit
	For the year ended March 31		As at March 31
Particulars	2024	2025	2024	2025
INR 1 to USD 1	0.0121	0.0118	0.0120	0.0117
INR 1 to AED 1	0.0444	0.0434	0.0441	0.0430
AED 1 to INR 1	22.5401	23.0235	22.6913	23.2684

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34) FINANCIAL INSTRUMENTS – (Continued)

c) Market Risk – (Continued)

Currency Risk – (Continued)

Sensitivity Analysis

Any change in the exchange rate of USD or AED against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD or AED against the INR and INR against AED would have impact on profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the year ended March 31
Particulars	2024	2025
	Profit or loss
10% strengthening of USD against INR	(21,545)	(19,686)
10% strengthening of AED against INR	3,950	3,896
10% strengthening of INR against AED	8,245	8,039

A 10% depreciation of the USD or AED against INR and INR against AED, would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

The Group does not have any variable rate interest bearing financial instruments, hence there is no risk relating to change in interest rates.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34) FINANCIAL INSTRUMENTS – (Continued)

Fair values

Fair Values versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

		As at March 31, 2024		As at March 31, 2025
Particulars	Note	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets measured at fair value
Other investments - equity securities (FVOCI)	9	452	452	—	—
Other investments - equity securities (FVTPL)	9	591	591	591	591
Other investments - other securities (FVTPL)	9	242	242	305	305
		1,285	1,285	896	896

Financial assets not measured at fair value (amortised cost)
Trade and other receivables	21	99,646	99,646	150,022	150,022
Term deposits	23	280,688	280,688	254,416	254,416
Cash and cash equivalents	22	327,065	327,065	508,898	508,898
Receivable from related party	24	24	24	—	—
Other investments - other securities	9	76	76	76	76
		707,499	707,499	913,412	913,412

Financial liabilities measured at fair value
Other liabilities (related to business combinations)	29,30	12,438	12,438	16,786	16,786
		12,438	12,438	16,786	16,786

Financial liabilities not measured at fair value (amortised cost)
Secured bank loans	28	3,726	3,726	4,603	4,603
Bank overdraft	22	—	—	536	536
Trade and other payables	31	118,548	118,548	146,999	146,999
Refund due to customers	29	45,870	45,870	51,011	51,011
Convertible notes	28	201,240	197,698	216,075	214,262
		369,384	365,842	419,224	417,411

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 1 and Level 3 fair values based on the inputs to the valuation techniques used.

Fair value of trade and other receivables, term deposits, cash and cash equivalents, receivable from related party, trade and other payables, bank overdraft and refund due to customers reasonably approximates to its carrying amount.

The fair value of convertible notes is determined using discounted cash flows. The valuation model considers the present value of expected payments, discounted using a risk-adjusted discount rate.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

• Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2024
Particulars	Level 1	Level 2	Level 3	Total

Other investments - equity securities (FVOCI)	—	—	452	452
Other investments - equity securities (FVTPL)	—	—	591	591
Other investments - other securities (FVTPL)	242	—	—	242
Total	242	—	1,043	1,285
Other liabilities (related to business combinations)	—	—	12,438	12,438
Total	—	—	12,438	12,438

	As at March 31, 2025
Particulars	Level 1	Level 2	Level 3	Total

Other investments - equity securities (FVTPL)	—	—	591	591
Other investments - other securities (FVTPL)	305	—	—	305
Total	305	—	591	896
Other liabilities (related to business combinations)	—	—	16,786	16,786
Total	—	—	16,786	16,786

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Reconciliation of Level 3 fair values

The following tables shows a reconciliation from the opening balances to the closing balances for Level 3 fair value:

	As at March 31, 2024
Particulars	Derivative	Other liabilities (related to business combinations)	Other investments (equity securities-FVOCI)	Other investments (equity securities - FVTPL)

Opening balances	—	9,368	452	591
Acquired in investment in equity accounted investee (refer note 7(d))	5,084	—	—	—
Acquired in business combinations (refer note 7 (d))	—	7,311	—	—
Total gains and losses recognized in:
—profit or loss	115	215	—	—
—effect of movements in foreign exchange rates	—	(207)	—	—
—equity	—	3,178	—	—
Payment during the year (refer note 7 (a))	—	(7,427)	—	—
Derecognition on discontinuation of equity accounted investment (refer note 7 (d))	(5,199)	—	—	—
Closing balances	—	12,438	452	591

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy – (Continued)

Reconciliation of Level 3 fair values – (Continued)

	As at March 31, 2025
Particulars	Other liabilities (related to business combinations)	Other investments (equity securities-FVOCI)	Other investments (equity securities - FVTPL)

Opening balances	12,438	452	591
Acquired in business combinations (refer note 7 (e))	576	—	—
Total gains and losses recognized in:
—other comprehensive income
—change in fair value	—	(452)	—
—effect of movements in foreign exchange rates	(300)	—	—
—equity	4,072	—	—
Closing balances	16,786	—	591

Valuation techniques and significant unobservable inputs

The following table shows the valuation techniques used in measuring Level 3 fair values as at March 31, 2024 and March 31, 2025, as well as the significant unobservable inputs used.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy – (Continued)

Valuation techniques and significant unobservable inputs – (Continued)

Financial instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments - equity securities (FVTPL)	Market comparison technique: The valuation model is based on market multiple derived from quoted prices of companies comparable to the investee.	Net revenue multiple: 3.7 - 4.8 (March 31, 2024: 3.7 - 4.8)	The estimated fair value would increase (decrease) if: – the net revenue multiple was higher (lower)
Other liabilities (related to business combinations) - Simplotel

Monte Carlo Simulation (MCS): The valuation model incorporates assumptions as to volatility, risk free interest rate, discount rate, revenue and earnings before interest, tax, depreciation and amortisation (EBITDA).

Volatility: 23.2% - 48.0% (March 31, 2024: 23.8% - 53.5%)
Risk free interest rate: 6.60% (March 31, 2024: 7.13%)
Discount rate: 13.3% - 19% (March 31, 2024: 22.0%)
Revenue for 12 months ended September 30, 2025 - USD 3,054 (March 31, 2024: USD 4,907)
EBITDA (loss) for 12 months ended September 30, 2025 - USD 385 (March 31, 2024: USD (265))

The estimated fair value would increase (decrease) if:
– the volatility was higher (lower)
– the risk free interest rate was lower (higher)
– the discount rate was lower (higher)
– the revenue was higher (lower)
– the EBITDA was higher (lower)

Other liabilities (related to business combinations) - Savaari

Monte Carlo Simulation (MCS): The valuation model incorporates assumptions as to volatility, risk free interest rate, discount rate, net revenue, servicing margin, profit before tax and certain financial parameters.

Volatility: 22.3% - 40.5% (March 31, 2024: 31.2% - 45.0%)
Risk free interest rate: 6.55% (March 31, 2024: 7.17%)
Discount rate: 17.4%-25.0% (March 31, 2024: 17.0%-20.8%)
Net revenue - USD 9,217 - USD 14,575 (March 31, 2024: USD 6,361 - USD 9,674)
Servicing margin - USD 1,424 - USD 2,199 (March 31, 2024: USD 1,790 - USD 2,648)
Profit before tax - USD 2,124 - USD 4,345 (March 31, 2024: USD 1,037 - USD 2,434)
Financial parameters - USD 4,549 - USD 6,656 (March 31, 2024: USD 4,883 - USD 7,064)

The estimated fair value would increase (decrease) if:
– the volatility was lower (higher)
– the risk free interest rate was lower (higher)
– the discount rate was lower (higher)
– the net revenue was higher (lower)
– the servicing margin was higher (lower)
– the profit before tax was higher (lower)
– the financial parameters were higher (lower)

Financial instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Note: *Other financial assets include trade and other receivables, term deposits, cash and cash equivalents, receivable from related party and other investments-other securities. Other financial liabilities include secured bank loans, bank overdraft, trade and other payables, refund due to customers, convertible notes, other liabilities (related to business combinations) and lease liabilities.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS – (Continued)

Sensitivity Analysis

Other investments - equity securities (FVTPL)

For the fair values of other investments - equity securities (FVTPL), reasonably possible changes of 100 basis points at the reporting date to the significant unobservable input, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2024		For the year ended March 31, 2025
	Profit or loss		Profit or loss
	Increase	Decrease	Increase	Decrease
Net revenue multiple	(4)	4	(4)	4

Other liabilities (related to business combinations) - Simplotel

For the fair values of other liabilities (related to business combinations) - Simplotel, reasonably possible changes in significant unobservable inputs at the reporting date, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2024		For the year ended March 31, 2025
	Equity		Equity
	Increase	Decrease	Increase	Decrease
Volatility (1% Movement)	(10)	10	(10)	10
Risk free interest rate (1% Movement)	8	(8)	7	(8)
Discount rate (0.5% Movement)	26	(26)	3	(3)
Revenue for 12 months ended September 30, 2025 (1% Movement)	(42)	42	(15)	14
EBITDA for 12 months ended September 30, 2025 (1% Movement)	—	—	(1)	1

Other liabilities (related to business combinations) - Savaari

For the fair values of other liabilities (related to business combinations) - Savaari, reasonably possible changes in significant unobservable inputs at the reporting date, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2024		For the year ended March 31, 2025
	Equity		Equity
	Increase	Decrease	Increase	Decrease
Volatility (1% Movement)	17	(16)	81	(86)
Risk free interest rate (1% Movement)	120	(123)	143	(163)
Discount rate (0.5% Movement)	12	(43)	377	(352)
Net revenue (1% Movement)	(26)	26	(57)	69
Servicing margin (1% Movement)	(15)	15	(17)	17
Profit before tax (1% Movement)	(10)	10	(22)	22
Financial parameters (0.25% Movement)	(197)	124	(834)	1,781

35)
CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate to USD 90 as at March 31, 2025 (March 31, 2024: USD 455).

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

36)
LEASES

Leases as lessee

The Group leases properties mainly for office. The lease typically runs for a period of 1-12 years. Some leases also include common area maintenance charges along with monthly rentals.

Information about leases for which the Group is a lessee is presented below:

i) Right-of-use assets

The Group presents right-of-use assets that do not meet the definition of investment property as 'property, plant and equipment' with the same line item as it presents underlying assets of the same nature that it owns (refer note 18).

	As at March 31
	2024	2025
Opening balance	13,931	13,845
Additions to right-of-use assets	3,792	3,112
Acquired through business combination (refer note 7 (d))	109	—
Derecognition of right-of-use assets	(22)	(113)
Depreciation charged during the year	(3,767)	(4,383)
Effect of movements in foreign exchange rates	(198)	(307)
Closing Balance	13,845	12,154

ii) Amounts recognised in consolidated statement of profit or loss

	For the year ended March 31
	2023	2024	2025
Interest on lease liabilities (refer note 16)	1,554	1,783	1,697
Depreciation on right-of-use assets (refer note 18)	3,220	3,767	4,383

iii) Amounts recognised in consolidated statement of cash flows

	For the year ended March 31
	2023	2024	2025
Total cash outflows for leases (principal + interest)	3,969	4,888	5,460

iv) Extension option

Some property leases contain extension options exercisable by the Group for 3-5 years after the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

37)
RELATED PARTIES

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Aditya Tim Guleri
Key management personnel	Jane Jie Sun#
Key management personnel	Xing Xiong#
Key management personnel	May Yihong Wu (from May 15, 2024)
Key management personnel	Hashim Joomye (from May 14, 2025)
Key management personnel	Vivek N. Gour (from July 2, 2025)
Key management personnel	James Jianzhang Liang # (up to July 2, 2025)
Key management personnel	Paul Laurence Halpin # (up to July 2, 2025)
Key management personnel	Moshe Rafiah # (from May 15, 2024 to July 2, 2025)
Key management personnel	Cindy Xiaofan Wang# (up to May 15, 2024)
Key management personnel	Xiangrong Li (up to May 15, 2024)
Entity providing key management personnel services	IQ EQ Corporate Services (Mauritius) Limited (up to May 14, 2025, re-appointed from July 2, 2025)
Entity having significant influence over the Company and its subsidiaries	Trip.com Group Limited and its subsidiaries
Equity-accounted investee	Saaranya Hospitality Technologies Private Limited
Equity-accounted investee	PasajeBus SpA
Equity-accounted investee	Savaari Car Rentals Private Limited (from December 1, 2023 to January 17, 2024) (refer note 7 (d))
Equity-accounted investee	Simplotel Technologies Private Limited (up to September 28, 2022) (refer note 8 (a))

# nominees of Trip.com Group Limited (Trip.com)

(A) Key management personnel:

Key management personnel compensation comprised:

	For the year ended March 31
Transactions	2023	2024	2025
Short-term employee benefits	1,997	1,937	1,878
Post-employment benefits	88	129	80
Other long-term benefits	14	10	6
Share based payment	12,015	11,425	8,130
Legal and professional	84	84	152
Total	14,198	13,585	10,246

	As at March 31
Balance Outstanding	2024	2025
Employee related payables	589	608
Accrued expenses	75	107

(B) Entity providing key management personnel services:

	For the year ended March 31
Transactions	2023	2024	2025
Key management personnel services	7	7	8
Consultancy services	20	25	59

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

37)
RELATED PARTIES – (Continued)

(C) Entity having significant influence over the Company and its subsidiaries:

	For the year ended March 31
Transactions	2023	2024	2025
Sale of air ticketing^	768	1,538	4,899
Purchase of air ticketing^	40,954	96,996	78,372
Sale of hotels and packages^	5,192	3,005	14,758
Purchase of hotels and packages^	14,575	16,595	31,401
Commission received	100	51	287
Commission paid	673	402	1,530
Marketing alliances	50	180	1,736
Other operating expenses	4,572	5,268	7,560
Advance given	—	—	596
Advance given received back	—	—	596

^represents gross amount booked/charged for the air ticketing and hotels and packages transactions.

	As at March 31
Balance Outstanding	2024	2025
Trade and other receivables	344	2,762
Trade payables	6,611	5,965
Advance to suppliers	179	171

(D) Equity-accounted investees:

a) Saaranya Hospitality Technologies Private Limited

	For the year ended March 31
Transactions	2023	2024	2025
Repayment of loan given	—	24	24
Interest income	4	2	2

	As at March 31
Balance Outstanding	2024	2025
Receivable from related party	24	—
Interest accrued	*	—

* less than 1

b) PasajeBus SpA

	For the year ended March 31
Transactions	2023	2024	2025
Ancillary services	168	150	—

	As at March 31
Balance Outstanding	2024	2025
Trade and other receivables	20	19

c) Savaari Car Rentals Private Limited

	For the year ended March 31
Transactions	2023	2024	2025

Other travel services - purchase for car bookings^	—	493	—
Commission received	—	43	—

^represents gross amount booked/charged for the car bookings

MAKEMYTRIP LIMITED

Year ended March 31, 2025

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

37)
RELATED PARTIES – (Continued)

(E) Terms & conditions

All outstanding balances with these related parties are to be settled in cash. None of the balances are secured. No expense has been recognised in the current year or prior year for bad or doubtful debts in respect of amounts owed by related parties.

38) LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2024	Ownership interest as at March 31, 2025
MakeMyTrip Inc.	Delaware, USA	100%	100%
MakeMyTrip (India) Private Limited	India	100%	100%
Ibibo Group Holdings (Singapore) Pte. Ltd.	Singapore	100%	100%

39)
CODE ON SOCIAL SECURITY, 2020

The Parliament of India has approved the Code on Social Security, 2020 which would impact the contributions by the Group towards defined benefit liability. The effective date from which the changes are applicable is yet to be notified and the rules are yet to be framed. The Group will carry out an evaluation of the impact and record the same in the financial statements in the period in which the Code becomes effective and the related rules are published.

40)
SUBSEQUENT EVENT

In June 2025, the Company raised gross proceeds of USD 1,656,000 from the issuance of 18,400,000 ordinary shares and USD 1,437,500 in aggregate principal amount from issuance of convertible senior notes due 2030. On July 2, 2025, such proceeds (net of underwriters commission) were used to repurchase 34,372,221 of the Company’s own Class B shares pursuant to the amended and restated share repurchase agreement dated June 23, 2025 between the Company and Trip.com Group Limited (‘Trip.com’). All of the 34,372,221 Class B shares repurchased from Trip.com by the Company have been cancelled on the same date. As a result, w.e.f. July 2, 2025, the Company has a total of 95,383,399 shares outstanding, comprising 89,851,697 ordinary shares, 5,295,690 Class B shares and 236,012 ordinary shares held as treasury shares (of which Trip.com holds 10,773,694 ordinary shares and 5,295,690 Class B ordinary shares, representing approximately 16.90% of the voting power in the Company).